Filed Pursuant to Rule 424(b)(3)
Registration No. 333-196641

The information contained in this preliminary prospectus supplement and the accompanying prospectus is not complete and may be changed. This preliminary prospectus supplement and the accompanying prospectus are not an offer to sell these securities, and are not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED DECEMBER 5, 2016

PROSPECTUS SUPPLEMENT

(To Prospectus Dated June 10, 2014)

Depositary Shares Each Representing a 1/40th Ownership Interest in a Share of

Fixed -to-Floating Rate Perpetual Non-Cumulative Preferred Stock, Series E

We are offering              depositary shares, each representing a 1/40th ownership interest in a share of our Fixed-to-Floating Rate Perpetual Non-Cumulative Preferred Stock, Series E, par value $1.00 per share, with a liquidation preference of $1,000 per share (equivalent to $25 per depositary share) (the “Series E Preferred Stock”). As a holder of depositary shares, you will be entitled to all proportional rights, preferences and other provisions of the Series E Preferred Stock (including those related to dividends, voting, redemption and liquidation). You must exercise such rights through the depositary.

Dividends on the Series E Preferred Stock, when, as and if declared by our board of directors or any duly authorized committee of the board of directors, will be payable from funds legally available therefor, on the liquidation preference amount, on a non-cumulative basis, quarterly in arrears, on the 15th day of March, June, September, and December of each year, commencing on March 15, 2017 (each, a “dividend payment date”). Dividends at the fixed annual rate of         % shall be paid from the original issue date to, but excluding December 15, 2026 (the “fixed rate period”); and dividends at the floating annual rate equal to three-month LIBOR (as defined herein), reset quarterly, plus         %, shall be paid from, and including December 15, 2026 (the “floating rate period”). If our board of directors or any duly authorized committee of the board has not declared a dividend on the Series E Preferred Stock before the dividend payment date for any dividend period, such dividend shall not be cumulative and shall not be payable for such dividend period, and we will have no obligation to pay dividends for such dividend period, whether or not dividends on the Series E Preferred Stock are declared for any future dividend period.

The Series E Preferred Stock has no stated maturity date. The Series E Preferred Stock may be redeemed at our option, subject to prior Federal Reserve approval, in whole or in part, on December 15, 2026, or any dividend payment date thereafter, at a redemption price equal to $1,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends, without regard to any undeclared dividends. The Series E Preferred Stock may be redeemed at our option, in whole, but not in part, at any time, upon the occurrence of a “regulatory capital treatment event,” as described herein, at a redemption price equal to $1,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends, without regard to any undeclared dividends. The Series E Preferred Stock will not have any voting rights, except as set forth under “Description of Series E Preferred Stock—Voting Rights” on page S-32. If we elect to redeem Series E Preferred Stock in part, the depositary will redeem a proportionate amount of the depositary shares. Investors should not expect that we will redeem Series E Preferred Stock.

Application will be made to list the depositary shares on the New York Stock Exchange (the “NYSE”) under the symbol “KEY PrI.” If the application is approved, trading of the depositary shares is expected to commence on the NYSE within a 30-day period after the original issue date of the depositary shares. Our common stock is listed on the NYSE under the symbol “KEY.”

The depositary shares are equity securities and not bank deposits, and are not insured by the Federal Deposit Insurance Corporation (“FDIC”) or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Investing in the depositary shares involves risks. See “Risk Factors” beginning on page S-18.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, the FDIC or any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Us (Before Expenses)(2)
Per depositary share	$	$	$
Total	$	$	$

(1)	Reflects depositary shares sold to institutional investors, for which the underwriters received an underwriting discount of $ per depositary share, and depositary shares sold to retail investors, for which the underwriters received an underwriting discount of $ per depositary share.
(2)	Assumes no exercise of the underwriters’ option to purchase additional depositary shares described below.

We have granted the underwriters an option, exercisable within 30 days from the date of this prospectus supplement, to purchase up to an aggregate of              additional depositary shares at the public offering price less underwriting discounts and commissions.

The underwriters are offering the depositary shares as set forth under “Underwriting.” Delivery of the depositary shares in book-entry form through The Depository Trust Company for the accounts of its participants, including Euroclear Bank S.A./N.V., as operator of the Euroclear System (“Euroclear”), and Clearstream Banking, société anonyme (“Clearstream”), is expected to be made on or about                     , 2016 (T+5).

Because our affiliate, KeyBanc Capital Markets Inc., may be participating in sales of the depositary shares, the offering is being conducted in compliance with Financial Industry Regulatory Authority (“FINRA”) Rule 5121, as administered by FINRA. Our affiliates, including KeyBanc Capital Markets Inc., may use this prospectus supplement and the accompanying prospectus in connection with offers and sales of our depositary shares in the secondary market. These affiliates may act as principal or agent in those transactions. Secondary market sales will be made at prices related to market prices at the time of sale.

Joint Book-Running Managers

Morgan Stanley	BofA Merrill Lynch	Goldman, Sachs & Co.	J.P. Morgan

KeyBanc Capital Markets	UBS Investment Bank	Wells Fargo Securities

The date of this prospectus supplement is                 , 2016

i

ABOUT THIS PROSPECTUS SUPPLEMENT

This document consists of two parts. The first part is this prospectus supplement, which describes the specific terms of this offering. The second part is the accompanying prospectus, which describes more general information, some of which may not apply to this offering. You should read both this prospectus supplement and the accompanying prospectus, together with the additional information described under the heading “Where You Can Find More Information” on page S-52.

To the extent the information in this prospectus supplement is inconsistent with the information in the accompanying prospectus or information incorporated by reference herein, you should rely on the information in this prospectus supplement.

The words “Key,” “Company,” “we,” “our,” “ours” and “us” as used herein refer to KeyCorp and its subsidiaries, unless otherwise stated. “KeyBank” and “First Niagara Bank,” as used herein refer to KeyBank National Association and First Niagara Bank, National Association, respectively. KeyBank is a wholly-owned bank subsidiary of KeyCorp. First Niagara Bank was a wholly-owned bank subsidiary of KeyCorp from August 1, 2016 until it merged with and into KeyBank on October 7, 2016.

Currency amounts in this prospectus supplement are stated in U.S. dollars.

We are responsible only for the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus or information contained in a free writing prospectus that we authorize to be delivered to you. This prospectus supplement and the accompanying prospectus may be used only for the purpose for which they have been prepared. No one is authorized to give you information other than that contained in this prospectus supplement, the accompanying prospectus, any related free writing prospectus and the documents incorporated by reference into this prospectus supplement. We have not, and the underwriters have not, authorized any other person to provide you with different information. We do not, and the underwriters do not, take responsibility for any other information that others may give you.

We are not, and the underwriters are not, making an offer to sell or soliciting an offer to purchase these securities in any jurisdiction where such an offer or sale is not permitted. You should not assume that the information appearing in this prospectus supplement, the accompanying prospectus, any related free writing prospectus or any document incorporated by reference is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. Neither this prospectus supplement nor the accompanying prospectus constitutes an offer, or an invitation on our behalf or on behalf of the underwriters, to purchase any of the securities and may not be used for or in connection with an offer or solicitation by anyone, in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

FORWARD-LOOKING STATEMENTS

This prospectus supplement, the accompanying prospectus and the documents incorporated by reference herein contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements do not relate strictly to historical or current facts. Forward-looking statements usually can be identified by the use of words such as “goal,” “objective,” “plan,” “expect,” “assume,” “anticipate,” “intend,” “project,” “believe,” “estimate,” or other words of similar meaning. Forward-looking statements provide our current expectations or forecasts of future events, circumstances, results or aspirations. Our disclosures in this report contain forward-looking statements. We may also make forward-looking statements in other documents filed with or furnished to the SEC. In addition, we may make forward-looking statements orally to analysts, investors, representatives of the media, and others.

Forward-looking statements, by their nature, are subject to assumptions, risks, and uncertainties, many of which are outside of our control. Our actual results may differ materially from those set forth in our forward-looking statements. There is no assurance that any list of risks and uncertainties or risk factors is complete. Factors that could cause our actual results to differ from those described in forward-looking statements include, but are not limited to:

•	deterioration of commercial real estate market fundamentals;

•	defaults by our loan counterparties or clients;

•	adverse changes in credit quality trends;

•	declining asset prices;

•	our concentrated credit exposure in commercial, financial, and agricultural loans;

•	the extensive and increasing regulation of the U.S. financial services industry;

•	changes in accounting policies, standards, and interpretations;

•	breaches of security or failures of our technology systems due to technological or other factors and cybersecurity threats;

•	operational or risk management failures by us or critical third parties;

•	negative outcomes from claims or litigation;

•	the occurrence of natural or man-made disasters, conflicts, or terrorist attacks, or other adverse external events;

•	increasing capital and liquidity standards under applicable regulatory rules;

•	unanticipated changes in our liquidity position, including but not limited to, changes in our access to or the cost of funding, our ability to enter the financial markets and to secure alternative funding sources;

•	our ability to receive dividends from our subsidiary, KeyBank;

•	downgrades in our credit ratings or those of KeyBank;

•	a reversal of the U.S. economic recovery due to financial, political or other shocks;

•	our ability to anticipate interest rate changes and manage interest rate risk;

•	deterioration of economic conditions in the geographic regions where we operate;

•	the soundness of other financial institutions;

•	our ability to attract and retain talented executives and employees and to manage our reputational risks;

•	our ability to timely and effectively implement our strategic initiatives;

•	increased competitive pressure due to industry consolidation;

•	unanticipated adverse effects of strategic partnerships or acquisitions and dispositions of assets or businesses;

•	our ability to realize the anticipated benefits of the acquisition of First Niagara (as defined herein); and

•	our ability to develop and effectively use the quantitative models we rely upon in our business planning.

Any forward-looking statements made by us or on our behalf speak only as of the date they are made, and we do not undertake any obligation to update any forward-looking statement to reflect the impact of subsequent events or circumstances unless specifically required by law. Before making an investment decision, you should carefully consider all risks and uncertainties disclosed in this section and elsewhere in this prospectus supplement, the accompanying prospectus and documents incorporated herein by reference, including the risk factors discussed in our Annual Report on Form 10-K for the year ended December 31, 2015.

SUMMARY

This summary highlights information contained elsewhere in, or incorporated by reference into, this prospectus supplement and the accompanying prospectus. As a result, it does not contain all of the information that may be important to you or that you should consider before investing in the depositary shares. You should read this entire prospectus supplement and accompanying prospectus, including the “Risk Factors” section and the documents incorporated by reference, which are described under “Where You Can Find More Information” on page S-52.

KeyCorp

We are a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHCA”) and one of the nation’s largest bank-based financial services companies, with consolidated total assets of approximately $135.8 billion at September 30, 2016. KeyCorp is the parent holding company for KeyBank, its principal subsidiary, which provides most of our banking services. KeyCorp was also the parent holding company for First Niagara Bank since August 1, 2016 until First Niagara Bank merged with and into KeyBank on October 7, 2016. Through KeyBank and certain other subsidiaries, we provide a wide range of retail and commercial banking, commercial leasing, investment management, consumer finance, commercial mortgage servicing and special servicing, and investment banking products and services to individual, corporate, and institutional clients through two major business segments: Key Community Bank and Key Corporate Bank. See “First Niagara.”

As of September 30, 2016, these services were provided across the country through 1,322 full-service retail banking branches and a network of 1,701 ATMs of KeyBank and First Niagara Bank, as well as additional offices, online and mobile banking capabilities, and a telephone banking call center.

In addition to the customary banking services of accepting deposits and making loans, our bank and trust company subsidiaries offer personal, securities lending and custody services, personal financial services, access to mutual funds, treasury services, investment banking and capital markets products, and international banking services. Through our bank, trust company, and registered investment adviser subsidiaries, we provide investment management services to clients that include large corporate and public retirement plans, foundations and endowments, high-net-worth individuals, and multi-employer trust funds established for providing pension or other benefits to employees.

We provide other financial services—both within and outside of our primary banking markets—through various nonbank subsidiaries. These services include community development financing, securities underwriting, and brokerage. We also provide merchant services to businesses directly and through an equity participation in a joint venture.

KeyCorp is a legal entity separate and distinct from its banks and other subsidiaries. Accordingly, the right of KeyCorp, its security holders, and its creditors to participate in any distribution of the assets or earnings of its banks and other subsidiaries is subject to the prior claims of the creditors of such banks and other subsidiaries, except to the extent that KeyCorp’s claims in its capacity as a creditor may be recognized.

Our common stock is listed on the NYSE under the ticker symbol “KEY.” Our executive offices are located at 127 Public Square, Cleveland, Ohio 44114, and our telephone number is (216) 689-3000.

First Niagara

Completion of First Niagara Merger

As previously disclosed by KeyCorp, on October 30, 2015, KeyCorp entered into an Agreement and Plan of Merger (the “Merger Agreement”) with First Niagara Financial Group, Inc. (“First Niagara”), a Delaware corporation and the parent holding company for First Niagara Bank. On August 1, 2016, First Niagara merged with and into KeyCorp, with KeyCorp as the surviving entity (the “Merger”). Subsequently on October 7, 2016, First Niagara Bank merged with and into KeyBank (both banks wholly owned subsidiaries of KeyCorp). For additional information regarding the Merger, including pro forma combined condensed consolidated financial information giving effect to the Merger, see the Current Report of KeyCorp on Form 8-K filed on August 1, 2016, as amended by the Form 8-K/A filed on August 16, 2016, and the Quarterly Report of KeyCorp for the third quarter ended September 30, 2016, each as filed with the SEC and incorporated herein by reference.

First Niagara Second Quarter 2016 Unaudited Financial Results

On July 29, 2016, First Niagara issued a press release reporting its results for the second quarter of 2016. Set forth below is a summary of those results as previously reported by First Niagara. These results should be read in conjunction with First Niagara’s audited financial statements included in its Form 10-K for the year ended December 31, 2015 and unaudited financial statements included in its Form 10-Q for the quarter ended March 31, 2016, which financial statements are incorporated herein by reference. See “Where You Can Find More Information.” First Niagara was not required to and did not file a Quarterly Report on Form 10-Q as of and for the quarter ended June 30, 2016.

First Niagara reported GAAP net income available to common shareholders of $38.9 million, or $0.11 per diluted share for the second quarter of 2016, compared to $40.8 million, or $0.11 per diluted share, for the quarter ended March 31, 2016.

Average loans increased 2% annualized from the prior quarter to $24.2 billion, primarily due to increases in commercial real estate (CRE), commercial business (C&I) and indirect auto loans. On an end-of-period basis, total loans increased 3% annualized from the prior quarter driven by a 12% annualized increase in indirect auto loans and a 5% increase in CRE loans.

Average commercial loans, which include C&I and CRE loans, increased 2% annualized from prior quarter to $14.8 billion. Average consumer loans increased 2% annualized from prior quarter to $9.4 billion.

At June 30, 2016, the allowance for loan losses was $253 million, unchanged from March 31, 2016. In the second quarter, provision for loan losses totaled $12.4 million, compared to $22.5 million in the prior quarter. Nonperforming assets comprised 0.60% of total assets, essentially flat compared to March 31, 2016.

The second quarter 2016 provision for loan losses on originated loans totaled $14 million, compared to $23 million in the first quarter of 2016. The decrease in provision expense from the prior quarter was driven by a $7 million reserve release attributable specifically to favorable resolutions and pay-downs in the company’s exposure to scrap metal and demolition companies and borrowers that serve the energy sector, and offset by higher net charge-offs. At June 30, 2016, the allowance for loan losses on originated loans totaled $248 million or 1.14% of such loans, compared to $248 million or 1.16% of such loans at March 31, 2016.

Net charge-offs of originated loans in the second quarter equaled $14 million or 27 basis points of average originated loans, compared to 22 basis points in the first quarter of 2016. At June 30, 2016, nonperforming originated loans totaled $198 million, or 0.91% of originated loans, largely unchanged from March 31, 2016. Average deposits increased 5% annualized from the prior quarter to $29.2 billion. Core deposits decreased from the prior quarter from $25.6 billion to $25.0 billion.

Second quarter 2016 GAAP net interest income of $262 million decreased $5 million from the prior quarter, driven primarily by the impact of lower reinvestment rates on cash flows from the investment securities portfolio, and continued mix shift towards lower yielding non-credit investment securities, and to a lesser extent, higher borrowing costs attributable to higher short-term interest rates. Net interest margin of 2.92% was down 8 basis points from the prior quarter.

Second quarter 2016 noninterest income was $69 million and reflected $11 million in pre-tax losses incurred on the sale of the company’s entire high-yield energy bond exposure following recent recovery in their prices. Excluding this loss, operating fee income was $80 million, an increase of $1 million or 1% from the prior quarter.

Excluding $25 million in merger integration related costs, operating noninterest expenses totaled $233 million in the second quarter of 2016, or 4% lower than first quarter 2016 levels. The quarter-over-quarter decrease was primarily driven by lower employee-related expenses, occupancy, marketing and professional services expenses.

The following sets forth select unaudited historical financial data for the periods indicated for First Niagara that should be read in conjunction with the additional financial information related to First Niagara incorporated by reference into this prospectus supplement.

FIRST NIAGARA FINANCIAL GROUP, INC.

Income Statement Highlights—Reported Basis

(in thousands, except per share amounts)

	2016
	Second Quarter	First Quarter
Interest income:
Loans and leases	$219,767	$219,050
Investment securities and other	86,381	89,759

Total interest income	306,148	308,809

Interest expense:
Deposits	19,970	18,640
Borrowings	24,067	22,578

Total interest expense	44,037	41,218

Net interest income	262,111	267,591
Provision for credit losses	11,868	22,519

Net interest income after provision	250,243	245,072

Noninterest income:
Deposit service charges	21,824	21,507
Insurance commissions	15,735	14,562
Merchant and card fees	13,222	12,329
Wealth management services	13,048	13,610
Mortgage banking	5,532	3,950
Capital markets income	4,342	2,323
Lending and leasing	4,230	4,051
Bank owned life insurance	3,174	3,540
Loss on sale of high yield securities	(11,001)	—
Other income	(1,484)	3,196

Total noninterest income	68,622	79,068

Noninterest expense:
Salaries and employee benefits	112,142	115,007
Occupancy and equipment	25,338	26,466
Technology and communications	36,276	35,419
Marketing and advertising	7,099	8,821
Professional services	9,858	12,401
Amortization of intangibles	3,235	3,860
Federal deposit insurance premiums	11,281	10,460
Merger and acquisition integration expenses	24,772	13,473
Restructuring charges	—	—
Other expense	27,752	29,445

Total noninterest expense	257,753	255,352

Income before income tax	61,112	68,788
Income tax expense	14,680	20,481

Net income	46,432	48,307
Preferred stock dividend	7,547	7,547

Net income available to common stockholders	$38,885	$40,760

FIRST NIAGARA FINANCIAL GROUP, INC.

Period End Balance Sheet

(in thousands)

	2016
	June 30,	March 31,
Cash and cash equivalents	$420,884	$382,539
Investment securities:
Available for sale	5,518,025	5,439,220
Held to maturity	6,315,222	6,720,817
FHLB and FRB common stock	402,214	375,960

Total investment securities	12,235,461	12,535,997
Loans held for sale	51,731	26,592
Loans and leases:
Commercial:
Real estate	8,730,148	8,625,965
Business	6,132,536	6,174,753

Total commercial loans	14,862,684	14,800,718
Consumer:
Residential real estate	3,358,205	3,330,533
Home equity	3,058,824	3,057,154
Indirect auto	2,537,259	2,464,318
Credit cards	287,139	288,747
Other consumer	229,084	236,911

Total consumer loans	9,470,511	9,377,663

Total loans and leases	24,333,195	24,178,381
Allowance for loan losses	252,843	252,800

Loans and leases, net	24,080,352	23,925,581
Bank owned life insurance	441,772	439,084
Goodwill and other intangibles	1,389,132	1,392,367
Other assets	1,372,049	1,370,275

Total assets	$39,991,381	$40,072,435

Deposits:
Savings accounts	$3,448,312	$3,428,924
Interest-bearing checking	5,364,128	5,553,928
Money market deposits	10,398,719	10,884,350
Noninterest-bearing deposits	5,800,565	5,739,509
Certificates of deposit	3,947,762	3,954,033

Total deposits	28,959,486	29,560,744

Short-term borrowings	4,631,269	3,255,890
Long-term borrowings	1,732,919	2,608,014
Other liabilities	467,915	498,084

Total liabilities	35,791,589	35,922,732
Preferred stockholders’ equity	338,002	338,002
Common stockholders’ equity	3,861,790	3,811,701

Total stockholders’ equity	4,199,792	4,149,703

Total liabilities and stockholders’ equity	$39,991,381	$40,072,435

KeyBank Senior Bank Note Issuance

On November 22, 2016, our wholly-owned bank subsidiary KeyBank issued $500 million aggregate principal amount of its 2.500% Senior Notes due November 22, 2021 (the “Fixed Rate Notes”) and $250 million aggregate principal amount of its Floating Rate Senior Notes due November 22, 2021 (the “Floating Rate Notes,” and together with the Fixed Rate Notes, the “Bank Notes”). The Bank Notes were issued under KeyBank’s global bank note program. The Fixed Rate Notes were issued at a price of 99.421% of their principal amount, resulting in aggregate net proceeds to KeyBank, after the agents’ discount, of approximately $497.1 million. The Floating Rate Notes were issued at a price of 99.650% of their principal amount, resulting in aggregate net proceeds to KeyBank, after the agents’ discount, of approximately $249.1 million. The net proceeds from the sale of the Bank Notes will be used by KeyBank for general corporate purposes in the ordinary course of its banking business. The Bank Notes are not guaranteed by us.

Risk Factors

An investment in the depositary shares involves certain risks. You should carefully consider the risks described in the “Risk Factors” section beginning on page S-18 of this prospectus supplement, as well as other information included or incorporated by reference into this prospectus supplement and the accompanying prospectus, including our consolidated financial statements and the notes thereto, before making an investment decision.

The Offering

Issuer	KeyCorp

Securities Offered

             depositary shares (or              depositary shares if the underwriters’ option to purchase additional depositary shares is exercised in full), each representing a 1/40th ownership interest in a share of Series E Preferred Stock with a liquidation preference of $1,000 (equivalent to $25 per depositary share). Each holder of a depositary share will be entitled, through the depositary, in proportion to the applicable fraction of a share of Series E Preferred Stock represented by such depositary share, to all the rights, preferences and provisions of the Series E Preferred Stock represented thereby (including those related to dividends, voting, redemption and liquidation).

We may from time to time elect to issue additional shares of Series E Preferred Stock and depositary shares representing shares of the Series E Preferred Stock. Dividends with respect to such shares shall accrue from the most recent prior dividend date. All additional shares of Series E Preferred Stock and depositary shares representing shares of the Series E Preferred Stock will be a single series of the Series E Preferred Stock, including those shares related to the depositary shares offered by this prospectus supplement.

Ranking

Shares of the Series E Preferred Stock will rank, with respect to the payment of dividends and the distribution of assets upon voluntary or involuntary liquidation, dissolution and winding up of the affairs of KeyCorp:

•       junior to our secured and unsecured debt,

•       senior to our common stock and any other series of our junior stock that may be issued in the future,

•       equally with our outstanding Series A Preferred Stock, Series C Preferred Stock and Series D Preferred Stock,

•       equally with each other series of our preferred stock that by its terms is expressly stated to be on parity with the Series E Preferred Stock, and

•       junior to any preferred stock that by its terms is expressly stated to be senior to the Series E Preferred Stock.

See “Description of Series E Preferred Stock.” We will generally be able to pay dividends and distributions upon liquidation, dissolution or winding up only out of lawfully available assets for such payment (i.e., after taking account of all indebtedness and other non-equity claims).

As of the date of this prospectus supplement there were outstanding: 2,900,234 shares of our Series A Preferred Stock, with an aggregate liquidation preference of $290,023,400; 14,000,000 shares of our Series C Preferred Stock, with an aggregate liquidation preference of $350,000,000, and 21,000 shares of our Series D Preferred Stock, with an aggregate liquidation preference of $525,000,000.

Dividends

Dividends on the Series E Preferred Stock, when, as and if declared by our board of directors or any duly authorized committee of the board of directors, will be payable from funds legally available therefor, on the liquidation preference amount, on a non-cumulative basis, quarterly in arrears on the 15th day of March, June, September, and December of each year, commencing on March 15, 2017. Dividends at the fixed annual rate of         % shall be paid from the original issue date to, but excluding December 15, 2026; and dividends at the floating annual rate equal to three-month LIBOR (as defined herein), reset quarterly, plus         %, shall be paid from, and including December 15, 2026. Any dividends paid will be distributed to holders of depositary shares proportionately in the manner described under “Description of Depositary Shares—Dividends and Other Distributions” below.

A “dividend period” is the period from, and including, a dividend payment date to, but excluding, the next succeeding dividend payment date, except that the initial dividend period will commence on and include the original issuance date of the Series E Preferred Stock and will end on and exclude the dividend payment date on March 15, 2017.

If our board of directors or a duly authorized committee of the board of directors has not declared a dividend on the Series E Preferred Stock before the dividend payment date for any dividend period, such dividend shall not be cumulative and shall not be payable for such dividend period, and we will have no obligation to pay, and the holders of Series E Preferred Stock shall have no right to receive, dividends for such dividend period, whether or not dividends on the Series E Preferred Stock, parity stock, junior stock (each as defined in “Description of Series E Preferred Stock—Dividends”) or any other class or shares of authorized preferred stock are declared for any future dividend period.

So long as any share of Series E Preferred Stock remains outstanding,

(1) no dividend shall be declared or paid or set aside for payment and no distribution shall be declared or made or set aside for payment on any junior stock (other than a dividend payable solely in junior stock or any dividend or distribution of capital stock or rights to acquire capital stock of KeyCorp in connection with a shareholders’ rights plan or any redemption or repurchase of capital stock or rights to acquire capital stock under any such plan); and

(2) no shares of junior stock shall be repurchased, redeemed or otherwise acquired for consideration by us, directly or indirectly (other than (a) as a result of a reclassification of junior stock for or into other junior stock, (b) the exchange or conversion of one share of junior stock for or into another share of junior stock, (c) through the use of the proceeds of a substantially contemporaneous sale of other shares of junior stock, (d) purchases, redemptions or other acquisitions of shares of junior stock pursuant to any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors or consultants, (e) purchases of shares of junior stock pursuant to a contractually binding requirement to buy junior stock existing prior to or during the most recent preceding dividend period for which the full dividends for the then most recently completed dividend period on all outstanding shares of Series E Preferred Stock have been declared and paid or declared and a sum sufficient for the payment thereof has been set aside, including under a contractually binding stock repurchase plan, or (f) the purchase of fractional interests in shares of junior stock pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged), nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities by us;

unless, in each case, the dividends for the then most recently completed dividend period on all outstanding shares of Series E Preferred Stock have been declared and paid in full or declared and a sum sufficient for the payment in full thereof has been set aside.

When dividends are not paid in full upon the shares of Series E Preferred Stock and any class or series of parity stock as defined under “Description of Series E Preferred Stock—Dividends,” all dividends declared upon shares of Series E Preferred Stock and any such parity stock will be declared on a proportional basis so that the amount of dividends declared per share will bear to each other the same ratio as the ratio between the then-current dividends due on the shares of the Series E Preferred Stock and (i) in the case of any series of parity stock that is non-cumulative preferred stock, the aggregate of the current and unpaid dividends due on such series of preferred stock, and (ii) in the case of any series of parity stock that is cumulative preferred stock, the aggregate of the current and accumulated and unpaid dividends due on such series of preferred stock. KeyCorp currently has no issued or outstanding cumulative preferred stock.

Subject to the foregoing, dividends (payable in cash, stock or otherwise), as may be determined by our board of directors or any duly authorized committee of the board, may be declared and paid on our common stock and any other securities ranking equally with or junior to the Series E Preferred Stock from time to time only out of any assets legally available for such payment, and the holders of the Series E Preferred Stock shall not be entitled to participate in any such dividend.

Dividends on the Series E Preferred Stock shall not be declared, paid or set aside for payment to the extent such act would cause us to fail to comply with laws, rules and regulations applicable thereto, including applicable capital adequacy.

Dividend Payment Dates	Dividends are payable on the 15th day of March, June, September, and December of each year, commencing on March 15, 2017. If any dividend payment date during the fixed rate period is not a business day, then payment of any dividend otherwise payable on such date will be made on the next succeeding business day, without interest or other payment in respect of such delay. If any dividend payment date during the floating rate period is not a business day, then payment of any dividend otherwise payable on such date will be made on the next succeeding business day and dividends will be calculated to, but excluding, the actual payment date, provided that, if such postponement would result in the postponed payment date falling in the next calendar month, then payment will be made on the business day immediately preceding the scheduled dividend payment date.

Redemption

On December 15, 2026, or any dividend payment date thereafter, the Series E Preferred Stock may be redeemed at our option, in whole or in part, at a redemption price equal to $1,000 per share (equivalent to $25 per depositary share) plus any declared and unpaid dividends, without regard to or payment of any undeclared dividends. Notwithstanding the foregoing, the Series E Preferred Stock may be redeemed at our option in whole, but not in part, at any time upon the occurrence of a “regulatory capital treatment event,” as described below under “Description of Series E Preferred Stock—Redemption,” at a redemption price equal to $1,000 per share (equivalent to $25 per depositary share) plus any declared and unpaid dividends, without regard to or payment of any undeclared dividends. Neither the holders of Series E Preferred Stock nor holders of depositary shares will have the right to require the redemption or repurchase of the Series E Preferred Stock. Our redemption of the Series E Preferred Stock will cause the redemption of the corresponding depositary shares. The Series E Preferred Stock will not be subject to any sinking fund or other obligation of KeyCorp to redeem or repurchase the Series E Preferred Stock.

The Board of Governors of the Federal Reserve System’s (the “Federal Reserve”) regulations applicable to bank holding companies require that any redemption of the Series E Preferred Stock is subject to prior approval of the Federal Reserve, and KeyCorp must either replace the shares to be redeemed with an equal amount of instruments that qualify as common equity tier 1 capital or additional tier 1 capital, or demonstrate to the Federal Reserve that following such redemption KeyCorp will continue to hold capital commensurate with its risk.

Holders of depositary shares should not expect that KeyCorp will redeem any Series E Preferred Stock or related depositary shares.

Liquidation Rights	Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of KeyCorp, holders of shares of Series E Preferred Stock are entitled to receive out of assets of KeyCorp legally available for distribution to shareholders, before any distribution of assets is made to holders of our common stock or of any other shares of our stock ranking junior as to such a distribution to the Series E Preferred Stock, a liquidating distribution in the amount of the liquidation preference of $1,000 per share (equivalent to $25 per depositary share) plus any declared and unpaid dividends, without regard to any undeclared dividends. Distributions will be made only to the extent of Key’s assets that are available after satisfaction of all liabilities to creditors and subject to the rights of holders of any securities ranking senior to the Series E Preferred Stock (and pro rata as to the Series E Preferred Stock and any other shares of our stock ranking equally as to such distribution).

Voting Rights	Generally none other than as provided under Ohio law and, except that whenever KeyCorp fails to pay full dividends on any series of preferred stock, including the Series E Preferred Stock, for six quarterly dividend payment periods, whether or not consecutive, the holders of the Series E Preferred Stock (together with holders of all outstanding series of our authorized preferred stock that ranks equally with Series E Preferred Stock, voting as a single class without regard to series) will be entitled to vote for the election of two additional directors until full cumulative dividends for all past dividend payment periods on all series of cumulative preferred stock, if any, have been paid or declared and set apart for payment and dividends on all series of non-cumulative preferred stock have been paid regularly for at least one full year. See “Description of Series E Preferred Stock—Voting Rights” in this prospectus supplement. Holders of depositary shares must act through the depositary to exercise any voting rights, as described under “Description of Depositary Shares—Voting the Series E Preferred Stock” in this prospectus supplement.

Maturity	The Series E Preferred Stock is perpetual, does not have a maturity date, and we are not required to redeem the Series E Preferred Stock. Accordingly, the Series E Preferred Stock and the related depositary shares will remain outstanding indefinitely, unless and until we decide to redeem it. Holders of depositary shares should not expect redemption of the depositary shares.

Preemptive and Conversion Rights	None.

Listing	Application will be made to list the depositary shares on the NYSE under the symbol “KEY PrI.” If the application is approved, trading of the depositary shares is expected to commence on the NYSE within a 30-day period after the original issuance date of the depositary shares. We do not expect that there will be any separate public trading market for the shares of the Series E Preferred Stock except as represented by the depositary shares.

Tax Considerations	Distributions constituting dividend income received by an individual U.S. holder in respect of the depositary shares generally will represent “qualified dividend income,” which will be subject to taxation at a maximum rate of 20% (or a lower rate for individuals in certain tax brackets), subject to certain exceptions for short-term and hedged positions, rather than ordinary income rates. In addition, subject to similar exceptions for short-term and hedged positions, distributions on the depositary shares constituting dividend income paid to holders that are U.S. corporations generally will qualify for the 70% dividends-received deduction. For further discussion of the tax consequences relating to the Series E Preferred Stock, see “Material U.S. Federal Income Tax Considerations.”

Use of Proceeds	We estimate that the net proceeds of this offering will be approximately $ million or approximately $ million if the underwriters exercise their option to purchase additional depositary shares in full, in each case, after deducting estimated expenses and underwriting discounts and commissions. We will use the net proceeds of the offering for general corporate purposes, which may include, without limitation, working capital, capital expenditures, investments in or loans to our subsidiaries, refinancing of outstanding indebtedness, refinancing of outstanding capital securities, share repurchases (including, but not limited to, repurchases of our common stock or preferred stock), the potential redemption of our outstanding $350 million aggregate liquidation preference of Fixed-to-Floating Rate Perpetual non-Cumulative Preferred Stock, Series C (“Series C Preferred Stock”) which becomes redeemable on February 15, 2017, dividends, funding potential future acquisitions and satisfaction of other obligations. The precise amounts and timing of these uses of proceeds will depend on the funding requirements of us and our subsidiaries. See “Use of Proceeds” in this prospectus supplement.

Depositary	Computershare Trust Company, N.A. and Computershare Inc., jointly

Conflict of Interest	Our affiliate, KeyBanc Capital Markets Inc., is a member of FINRA and is participating in the distribution of our depositary shares. The distribution arrangements for this offering comply with the requirements of FINRA Rule 5121, regarding a FINRA member firm’s participation in the distribution of securities of an affiliate. In accordance with FINRA Rule 5121, no FINRA member firm that has a conflict of interest under FINRA Rule 5121 may make sales in this offering to any discretionary account without the prior approval of the customer.

Registrar and Redemption Agent	Computershare Trust Company, N.A.

Dividend Disbursing Agent	Computershare Inc.

RISK FACTORS

An investment in the depositary shares is subject to certain risks. You should carefully consider the following risk factors and other information contained in this prospectus supplement, in the documents incorporated by reference in this prospectus supplement and in the accompanying prospectus, including our Annual Report on Form 10-K filed with the SEC on February 24, 2016 and our Quarterly Report on Form 10-Q filed with the SEC on November 7, 2016, before deciding whether this investment is suited to your particular circumstances.

Risks Relating to the Depositary Shares

You are making an investment decision with regard to the depositary shares as well as the Series E Preferred Stock.

As described in this prospectus supplement, we are issuing depositary shares representing fractional interests in shares of Series E Preferred Stock. Accordingly, the depositary will rely on the payments it receives on the Series E Preferred Stock to fund all payments on the depositary shares. You should carefully review the information in the accompanying prospectus and in this prospectus supplement regarding both of these securities.

Our ability to pay dividends on the Series E Preferred Stock, and therefore your ability to receive distributions on the depositary shares, may be limited by federal regulatory considerations and the results of operations of our subsidiaries.

We are a holding company separate and distinct from our subsidiaries. We conduct substantially all of our operations through our subsidiaries, including KeyBank, which is a wholly-owned bank subsidiary of KeyCorp. As a result, our ability to make dividend payments on the Series E Preferred Stock will depend primarily upon the receipt of dividends and other distributions from our subsidiaries.

There are various regulatory restrictions on the ability of KeyBank to pay dividends or make other payments to us. Federal banking laws regulate the amount of dividends that may be paid by KeyBank without prior approval. In addition, the Dodd-Frank Act requires the Federal Reserve to establish more stringent capital requirements for large bank holding companies, and especially those institutions, such as KeyBank, with consolidated assets equal to or greater than $50 billion. In July 2013, the Federal Reserve, the FDIC and the Office of the Comptroller of the Currency (the “OCC”) jointly issued the Basel III Final Rule. Among other things, the Basel III Final Rule (1) raises the minimum tier 1 risk-based capital ratio requirement applicable to KeyCorp and KeyBank, (2) adds a requirement for a minimum common equity tier 1 capital ratio requirement applicable to KeyCorp and KeyBank, and (3) implements a capital conservation buffer and a countercyclical capital buffer. The Basel III Final Rule sets forth the criteria for qualifying additional tier 1 capital instruments, including the requirement that any dividends on such instruments be paid out of the banking organization’s net income, retained earnings and surplus, if any, related to additional tier 1 capital instruments.

Provisions of the Basel III Final Rule became effective under a transition timetable which began on January 1, 2014. These provisions supersede or modify corresponding elements of the Basel I and Basel II risk-based and leverage capital requirements and prompt corrective action framework. The requirement for the capital conservation buffer began to be phased in on January 1, 2016, with full implementation by January 1, 2019. As it continues to be phased in, the Basel III Final Rule will change the manner in which our regulatory capital ratios are calculated, will reduce our calculated regulatory capital, and will increase the minimum regulatory capital that we will be required to maintain.

Maintaining the higher capital and liquidity levels required by the Basel III Final Rule, and complying with any future regulatory requirements, may reduce our profitability and performance measures and adversely affect the ability of KeyBank to make distributions or pay dividends to KeyCorp. As a result, our ability to make dividend payments on the Series E Preferred Stock could be adversely affected.

We are also required by the Federal Reserve to conduct periodic stress testing of our business operations and to develop an annual capital plan as part of the Federal Reserve’s Comprehensive Capital Analysis and Review (“CCAR”) process. The planned capital actions in our capital plan, including stock purchases and dividends, may be objected to by the Federal Reserve, potentially requiring us to revise our stress-testing or capital management approaches, resubmit our capital plan or postpone, cancel or alter our planned capital actions. An objection by the Federal Reserve to our capital plan could limit our ability to make capital distributions, including dividend payments on the Series E Preferred Stock. On June 29, 2016, the Federal Reserve announced that it did not object to our 2016 capital plan submitted as part of the annual CCAR process. Our bank subsidiaries are also subject to stress testing by their primary regulator, the OCC, which may affect their ability to pay dividends to KeyCorp.

Additionally, our right to participate in any distribution of assets of any of our subsidiaries upon the subsidiary’s liquidation or otherwise, and thus your ability as a holder of the depositary shares to benefit indirectly from such distribution, will be subject to the prior claims of creditors of that subsidiary, except to the extent that any of our claims as a creditor of such subsidiary may be recognized. As a result, the depositary shares will effectively be subordinated to all existing and future liabilities and obligations of our subsidiaries, including KeyBank.

Market interest rates may adversely affect the value of the Series E Preferred Stock.

One of the factors that will influence the price of the Series E Preferred Stock will be the dividend yield on the Series E Preferred Stock (as a percentage of the price of the Series E Preferred Stock) relative to market interest rates. An increase in market interest rates, which are currently at low levels relative to historical rates, may lead prospective purchasers of the Series E Preferred Stock to demand a higher dividend yield, and higher interest rates would likely increase our borrowing costs and potentially decrease funds available for distribution and could cause the market price of the Series E Preferred Stock to decrease.

In addition, the annual dividend rate on the Series E Preferred Stock commencing on December 15, 2026 will equal three-month LIBOR, reset quarterly, plus         %. Therefore, any dividends declared during the floating rate period may vary from period to period and could be more or less than the fixed rate applicable to the initial fixed rate period.

The Series E Preferred Stock is equity and is subordinate to our existing and future indebtedness.

The shares of Series E Preferred Stock are equity interests and are not indebtedness. As such, the shares of Series E Preferred Stock, and the related depositary shares, will rank junior to all indebtedness and other non-equity claims on available assets, including in the event of our liquidation. Our future indebtedness may restrict payment of dividends on the Series E Preferred Stock. As of September 30, 2016, our long-term indebtedness, on a consolidated basis, totaled approximately $12.6 billion, and we may incur additional indebtedness in the future.

Additionally, unlike indebtedness, where principal and interest would customarily be payable on specified due dates, in the case of the Series E Preferred Stock, (1) dividends are payable only if declared by our board of directors or any duly authorized committee of the board of directors, (2) dividends do not cumulate if they are not declared and (3) as a corporation, we are subject to legal restrictions on payments of dividends (and redemption of equity interests), such that we may only pay dividends (or fund redemptions) out of lawfully available assets. Further, the Series E Preferred Stock places no restrictions on our business or operations or on our ability to incur indebtedness or engage in any transactions, subject only to the limited voting rights referred to below under “—Holders of Series E Preferred Stock and the related depositary shares will have limited voting rights.” Also, as a bank holding company, our ability to declare and pay dividends is dependent on certain federal regulatory considerations. See “—Our ability to pay dividends on the Series E Preferred Stock, and therefore your ability to receive distributions on the depositary shares, may be limited by federal regulatory considerations and the results of operations of our subsidiaries.”

Because KeyCorp is a holding company separate and distinct from its subsidiaries, the rights of KeyCorp to participate in any distribution of assets of any subsidiary upon its liquidation or reorganization or otherwise (and thus the ability of KeyCorp shareholders to benefit indirectly from such distribution) would be subject to the prior claims of creditors of that subsidiary, except to the extent that KeyCorp itself may be a creditor of that subsidiary with claims that are recognized, subject to possible subordination of certain claims. Claims on KeyCorp’s subsidiaries by creditors other than KeyCorp will include substantial obligations with respect to deposit liabilities and purchased funds. As a result, shares of KeyCorp’s capital stock are effectively subordinated to all existing and future liabilities and obligations of KeyBank. At September 30, 2016, the total deposits and borrowings of both KeyBank and First Niagara Bank were approximately $116.9 billion. In addition, federal banking law limits the amount of capital distributions that a bank can make to its holding company without prior regulatory approval.

Our future offerings of preferred stock may adversely affect the value of the depositary shares representing the Series E Preferred Stock.

We may issue additional shares of Series E Preferred Stock and/or other classes or series of preferred stock. The issuance of additional shares of preferred stock on parity with the Series E Preferred Stock with respect to the payment of dividends and the distribution of assets upon voluntary or involuntary liquidation, dissolution or winding up of our affairs could reduce the amounts we may have available for distribution to holders of the depositary shares representing the Series E Preferred Stock. We may issue other classes of preferred stock with cumulative dividends, which could reduce the amounts we may have available for distributions as dividends or in a liquidation to holders of the depositary shares representing the Series E Preferred Stock. The documents governing the Series E Preferred Stock and the depositary shares representing the Series E Preferred Stock do not contain any provisions affording holders of the depositary shares protection in the event of a highly leveraged or other transaction, including the merger or sale, lease or conveyance of all or substantially all of our assets or businesses, any of which could adversely affect the value of the depositary shares representing the Series E Preferred Stock.

We are not required to declare dividends on the Series E Preferred Stock, and dividends on the Series E Preferred Stock are non-cumulative. If we do not declare dividends on the Series E Preferred Stock, holders of depositary shares will not be entitled to receive related distributions on their depositary shares.

The criteria for qualifying additional tier 1 capital instruments provide that the issuer must have full discretion at all times to cancel dividends, other than with respect to restrictions on distributions to holders of common stock or other instruments that are pari passu or junior with the additional tier 1 capital instrument. As a consequence, dividends on shares of the Series E Preferred Stock will not be mandatory. Holders of the Series E Preferred Stock, including the depositary, will only be entitled to receive dividends for any given dividend period if, when and as declared by our board of directors or any duly authorized committee of the board out of legally available assets. Consequently, if our board of directors or a duly authorized committee of the board does not authorize and declare a dividend for any dividend period, the depositary would not be entitled to receive any such dividend and no related distribution will be made on the depositary shares, and such unpaid dividend will not be payable for such dividend period. Dividends on the Series E Preferred Stock will not be cumulative. We will have no obligation to pay dividends for any dividend period after the dividend payment date for such dividend period, and holders of depositary shares will not be entitled to receive any distribution with respect to such dividends, if our board of directors or a duly authorized committee of the board has not declared such dividend before the related dividend payment date, whether or not dividends are declared for any subsequent dividend period with respect to the Series E Preferred Stock or any other series of our preferred stock. If we do not declare and pay dividends on the Series E Preferred Stock, you will not receive corresponding distributions on your depositary shares and the market price of your depositary shares may decline.

We may be able to redeem the Series E Preferred Stock prior to December 15, 2026.

By its terms, the Series E Preferred Stock may be redeemed by us at any time (including prior to December 15, 2026), upon the occurrence of certain changes relating to the regulatory capital treatment of the Series E Preferred Stock. In particular, upon our determination in good faith that an event has occurred that would constitute a “regulatory capital treatment event,” we may, at our option, subject to the approval of the Federal Reserve, redeem all (but not less than all) of the shares of Series E Preferred Stock. See “Description of Series E Preferred Stock—Redemption.”

Although the terms of the Series E Preferred Stock have been established to satisfy the criteria for “additional tier 1 capital” instruments consistent with the Basel III Final Rule, it is possible that the Series E Preferred Stock may not continue to be treated as “additional tier 1 capital” or the equivalent as a result of future changes in laws, regulations or policies, including interpretations. As a result, in addition to other circumstances that may constitute a regulatory capital treatment event, revision, clarification or replacement by the Federal Reserve of its current capital rules could constitute a regulatory capital treatment event whereby we would have the right, subject to prior approval of the Federal Reserve, to redeem the Series E Preferred Stock in accordance with its terms prior to December 15, 2026 at a redemption price equal to $1,000 per share (equivalent to $25 per depositary share) plus any declared and unpaid dividends, without regard to any undeclared dividends.

Investors should not expect us to redeem the Series E Preferred Stock on the date it becomes redeemable or on any particular date after it becomes redeemable.

The Series E Preferred Stock is a perpetual equity security. The Series E Preferred Stock has no maturity or mandatory redemption date and is not redeemable at the option of investors, including the holders of depositary shares offered by this prospectus supplement. By its terms, the Series E Preferred Stock may be redeemed by us, at our option, either in whole or in part, on December 15, 2026, or any dividend payment date thereafter, or, in whole, but not in part, upon the occurrence of a regulatory capital treatment event with respect to the Series E Preferred Stock. See “Description of Series E Preferred Stock—Redemption.” Any decision we may make at any time to redeem the Series E Preferred Stock will depend upon, among other things, our evaluation of our capital position, the composition of our shareholders’ equity and general market conditions at that time. If permitted pursuant to the terms of our securities, we may redeem other series of preferred stock that constitute parity stock, without a corresponding redemption of the Series E Preferred Stock, including when dividends are not paid in full upon the shares of Series E Preferred Stock.

Our right to redeem the Series E Preferred Stock is subject to limitations. The Federal Reserve’s regulations applicable to bank holding companies require that any redemption of the Series E Preferred Stock is subject to prior approval of the Federal Reserve, and KeyCorp must either replace the shares to be redeemed with an equal amount of instruments that qualify as common equity tier 1 capital or additional tier 1 capital, or demonstrate to the Federal Reserve that following redemption KeyCorp will continue to hold capital commensurate with its risk. We cannot assure you that the Federal Reserve will approve any redemption of the Series E Preferred Stock that we may propose. We also cannot assure you that, if we propose to redeem the Series E Preferred Stock without replacing the Series E Preferred Stock with common equity tier 1 capital or additional tier 1 capital, the Federal Reserve will authorize such redemption. We understand that the factors that the Federal Reserve will consider in evaluating a proposed redemption, or a request that we be permitted to redeem the Series E Preferred Stock without replacing it with common equity tier 1 capital or additional tier 1 capital, include its evaluation of the overall level and quality of our capital components, considered in light of our risk exposures, earnings and growth strategy, and other supervisory considerations, although the Federal Reserve may change these factors at any time.

If the Series E Preferred Stock is redeemed, the corresponding redemption of the depositary shares likely would be a taxable event to you. In addition, you might not be able to reinvest the money you receive upon redemption of the depositary shares in a similar security or at a similar rate.

If we do not pay dividends in full on our parity stock, we will not pay dividends in full on the Series E Preferred Stock, and therefore you will not receive distributions in full on the depositary shares.

Our outstanding Series A Preferred Stock, with an aggregate liquidation preference of $290,023,400, Series C Preferred Stock, with an aggregate liquidation preference of $350,000,000, and Series D Preferred Stock, with an aggregate liquidation preference of $525,000,000, will each be on parity with the Series E Preferred Stock. When dividends are not paid in full upon the shares of Series A Preferred Stock, Series C Preferred Stock, Series D Preferred Stock or any other parity stock then outstanding, all dividends declared upon shares of Series A Preferred Stock, Series C Preferred Stock, Series D Preferred Stock, Series E Preferred Stock and any other parity stock will be declared on a proportional basis. If we do not declare dividends in full on the Series A Preferred Stock, Series C Preferred Stock, Series D Preferred Stock or any other parity stock or do not have sufficient cash to pay dividends in full upon the shares of Series A Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and any other parity stock, you will not receive distributions in full on the depositary shares.

A downgrade, suspension or withdrawal of any rating assigned by a rating agency to us or our securities, including the depositary shares and the Series E Preferred Stock, could cause the liquidity or trading price of the depositary shares to decline significantly.

Real or anticipated changes in the credit ratings assigned to the depositary shares, the Series E Preferred Stock or our credit ratings generally could affect the trading price of the depositary shares. Credit ratings are not a recommendation to buy, sell or hold any security, and may be revised or withdrawn at any time by the issuing organization in its sole discretion. In addition, credit rating agencies continually review their ratings for the companies that they follow, including us. The credit rating agencies also evaluate the financial services industry as a whole and may change their credit ratings for us and our securities, including the Series E Preferred Stock and depositary shares, based on their overall view of our industry.

A downgrade, withdrawal, or the announcement of a possible downgrade or withdrawal in the ratings assigned to the depositary shares, the Series E Preferred Stock, us or our other securities, or any perceived decrease in our creditworthiness could cause the trading price of the depositary shares to decline significantly.

The Series E Preferred Stock and the related depositary shares may not have an active trading market.

The Series E Preferred Stock and the related depositary shares are new issues with no established trading market. Although we intend to apply for listing of the depositary shares on the NYSE, there is no guarantee that we will be able to list the depositary shares. Even if the depositary shares are listed, there may be little or no secondary market for the depositary shares. Even if a secondary market for the depositary shares develops, it may not provide significant liquidity, and transaction costs in any secondary market could be high. As a result, the difference between bid and asked prices in any secondary market could be substantial. Further, because the shares of Series E Preferred Stock do not have a stated maturity date, investors seeking liquidity in the depositary shares will be limited to selling their depositary shares in the secondary market. We do not expect that there will be any separate public trading market for the shares of the Series E Preferred Stock except as represented by the depositary shares.

General market conditions and unpredictable factors could adversely affect market prices for the depositary shares.

We can provide no assurance with respect to the market price of the depositary shares. Several factors, many of which are beyond our control, will influence the market prices of the depositary shares. Factors that might influence the market prices of the depositary shares include:

•	interest rates;

•	whether we declare or fail to declare dividends on the Series E Preferred Stock from time to time;

•	our creditworthiness;

•	developments in the credit markets and developments with respect to financial institutions generally;

•	the market for similar securities; and

•	economic, financial, geopolitical, regulatory or judicial events that affect us or the financial markets generally.

Accordingly, the depositary shares that an investor purchases, whether in this offering or in the secondary market, may trade at a discount to their purchase price.

Holders of Series E Preferred Stock and the related depositary shares will have limited voting rights.

Holders of the Series E Preferred Stock, and therefore holders of the depositary shares, have no voting rights with respect to matters that generally require the approval of voting shareholders. However, holders of the Series E Preferred Stock will have the right to vote, together with holders of our other series of preferred stock as a class, on certain fundamental matters that may affect the preference or special rights of the Series E Preferred Stock, as described under “Description of Series E Preferred Stock—Voting Rights” in this prospectus supplement. In addition, if dividends on any shares of the Series A Preferred Stock, Series C Preferred Stock or Series E Preferred Stock or any other class or series of preferred stock that ranks on parity with the Series E Preferred Stock as to payment of dividends with similar voting rights have not been declared and fully paid in an aggregate amount equal to six or more dividend periods, whether or not for consecutive dividend periods, holders of the outstanding shares of Series E Preferred Stock, together with holders of any other series of our preferred stock that ranks on parity with the Series E Preferred Stock as to payment of dividends with similar voting rights, will be entitled to vote as a single class for the election of two additional members to our board of directors, subject to the terms and to the limited extent described under “Description of Series E Preferred Stock—Voting Rights” in this prospectus supplement. As of the date of this prospectus supplement, there are 2,900,234 shares of Series A Preferred Stock outstanding, 14,000,000 shares of Series C Preferred Stock outstanding and 21, 000 shares of Series D Preferred Stock outstanding, each of which will rank equal with the Series E Preferred Stock. Holders of depositary shares must act through the depositary to exercise any voting rights in respect of the Series E Preferred Stock.

The Series E Preferred Stock may be junior in rights and preferences to our future preferred stock or preference stock.

We may in the future, with the requisite consent of the holders of the Series E Preferred Stock and other parity stock entitled to vote thereon, create and issue additional shares of preferred stock and shares of preference stock ranking senior to the Series E Preferred Stock as to dividends and/or distribution of assets upon our liquidation, dissolution or winding up. The terms of any of our future preferred stock or preference stock which by its terms is expressly senior to the Series E Preferred Stock may restrict dividend payments on the Series E Preferred Stock. This could result in dividends on the Series E Preferred Stock not being paid.

Holders of depositary shares may not be entitled to the dividends-received deduction.

Distributions paid to corporate U.S. holders of the depositary shares may be eligible for the dividends-received deduction if we have current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. See “Material U.S. Federal Income Tax Considerations.” Although we presently have accumulated earnings and profits, we may not have sufficient current or accumulated earnings and profits during future fiscal years for the distributions on the Series E Preferred Stock (and related depositary shares) to qualify as dividends for U.S. federal income tax purposes. If any distributions on the Series E Preferred Stock (and related depositary shares) with respect to any fiscal year are not eligible for the dividends-received deduction because of insufficient current or accumulated earnings and profits, the market value of the depositary shares may decline.

USE OF PROCEEDS

The net proceeds from this offering are expected to be approximately $        million or approximately $        million if the underwriters exercise their option to purchase additional depositary shares in full, in each case, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We will use the net proceeds of the offering for general corporate purposes, which may include, without limitation, working capital, capital expenditures, investments in or loans to our subsidiaries, refinancing of outstanding indebtedness, refinancing of outstanding capital securities, share repurchases (including, but not limited to, repurchases of our common stock or preferred stock), the potential redemption of our outstanding $350 million aggregate liquidation preference of Series C Preferred Stock which becomes redeemable on February 15, 2017, dividends, funding potential future acquisitions and satisfaction of other obligations. The precise amounts and timing of these uses of proceeds will depend on the funding requirements of us and our subsidiaries.

RATIOS OF EARNINGS TO FIXED CHARGES AND EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table shows our consolidated ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends for each of the years in the five-year period ended December 31, 2015, and for each of the nine-month periods ended September 30, 2016 and 2015.

For the purpose of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, we divided consolidated income, before income taxes and the cumulative effect of accounting changes, plus fixed charges by fixed charges. Fixed charges consist of:

•	consolidated interest expense, excluding or including interest on deposits, as the case may be; and

•	that portion of rental expense that is deemed representative of the interest factor, net of income from subleases.

	Nine Months Ended September 30,		Year ended December 31,
	2016(1)	2015	2015	2014	2013	2012	2011
Ratios of earnings to fixed charges
Excluding deposit interest	5.01	7.73	7.58	8.91	8.41	6.33	6.32
Including deposit interest	3.42	5.26	5.20	5.57	4.66	3.33	3.07
Ratios of earnings to combined fixed charges and preferred stock dividends
Excluding deposit interest	4.57	6.87	6.75	7.83	7.32	5.70	4.41
Including deposit interest	3.23	4.87	4.82	5.16	4.34	3.18	2.63

(1)	Our merger with First Niagara, which became effective on August 1, 2016, was accounted for under the acquisition method of accounting and First Niagara’s results of operations are included in our results from August 1, 2016.

DESCRIPTION OF CAPITAL STOCK

General

KeyCorp’s authorized capital stock consists of 1,400,000,000 common shares, par value $1.00 per share, and 25,000,000 preferred shares, par value $1.00 per share. As of September 30, 2016, there were 1,256,705,117 KeyCorp common shares issued (including treasury shares held by KeyCorp) and 16,921,234 shares of KeyCorp preferred stock outstanding.

As of September 30, 2016, 37,556,108 KeyCorp common shares were reserved for issuance upon conversion or exercise or settlement of outstanding stock options, restricted stock awards, and restricted stock unit awards.

Because KeyCorp is a holding company separate and distinct from its subsidiaries, the rights of KeyCorp to participate in any distribution of assets of any subsidiary upon its liquidation or reorganization or otherwise (and thus the ability of KeyCorp shareholders to benefit indirectly from such distribution) would be subject to the prior claims of creditors of that subsidiary, except to the extent that KeyCorp itself may be a creditor of that subsidiary with claims that are recognized, subject to possible subordination of certain claims. Claims on KeyCorp’s subsidiaries by creditors other than KeyCorp will include substantial obligations with respect to deposit liabilities and purchased funds. As a result, shares of KeyCorp’s capital stock are effectively subordinated to all existing and future liabilities and obligations of KeyBank. At September 30, 2016, the total deposits and borrowings of both KeyBank and First Niagara Bank were approximately $116.9 billion. In addition, federal banking law limits the amount of capital distributions that a bank can make to its holding company without prior regulatory approval.

Common Shares

The holders of KeyCorp’s common shares are entitled to share equally, share for share, in dividends declared, if any, by KeyCorp’s board of directors. The payment of dividends on KeyCorp’s common shares is subject to the prior payment of dividends on its preferred stock.

Subject to the rights, if any, of the holders of any series of KeyCorp’s preferred stock, holders of KeyCorp’s common shares have exclusive voting rights and are entitled to one vote for each common share on all matters voted upon by the shareholders. Holders of KeyCorp’s common shares do not have the right to cumulate their voting power.

Holders of KeyCorp’s common shares are not entitled to preemptive or preferential rights. KeyCorp’s common shares have no redemption or sinking fund provisions applicable thereto. KeyCorp’s common shares do not have any conversion rights and the rights of holders thereof will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future.

KeyCorp may issue authorized but unissued common shares in connection with several employee benefit and stock option and incentive plans maintained by KeyCorp or its subsidiaries.

KeyCorp’s outstanding common shares are fully paid and non-assessable and future issuances of common shares, when fully paid for, will be non-assessable. However, the Ohio General Corporation Law (“OGCL”) provides that a shareholder who knowingly receives any dividend, distribution, or payment made contrary to law or the articles of KeyCorp will be liable to KeyCorp for the amount received by such shareholder that is in excess of the amount that could have been paid or distributed without violation of law or the articles.

In the event of KeyCorp’s voluntary or involuntary liquidation, dissolution, or winding up, the holders of KeyCorp’s common shares are entitled to receive, on a share for share basis, any of its assets or funds available for distribution after KeyCorp has paid in full all of its debts and distributions and the full liquidation preferences of all series of its outstanding preferred stock.

Preferred Stock

KeyCorp’s board of directors is authorized to cause shares of preferred stock to be issued in one or more series and with respect to each such series, fix (a) the designation of the series, (b) the authorized number of shares of the series, which the board of directors (except as otherwise provided in the creation of the series) may increase or decrease, (c) the dividend rate or rates (which may be fixed or adjustable) of the shares of the series, (d) the dates on which dividends, if declared, will be payable, and, if applicable, the dates from which dividends shall be cumulative, (e) redemption rights and prices, if any, for the shares of the series, (f) the amount, terms, conditions and manner of operation of any retirement or sinking fund to be provided for the purchase or redemption of shares of the series, (g) the amounts payable on the shares of the series in any liquidation, dissolution or winding up of the affairs of KeyCorp, (h) whether the shares of the series will be convertible into another class of preferred stock or into common shares and the terms and conditions upon which conversions may be made and (i) the restrictions, if any, upon the issue of any additional shares of the same series.

As of September 30, 2016, we have authorized for issuance: (1) 7,475,000 shares of 7.75% Non-cumulative Perpetual Convertible Preferred Stock, Series A (“Series A Preferred Stock”), with a liquidation preference of $100 per share, (2) 14,000,000 shares of Fixed-to-Floating Rate Perpetual Non-Cumulative Preferred Stock, Series C (“Series C Preferred Stock”), with a liquidation preference of $25 per share, which were issued in connection with the Merger on August 1, 2016 to former First Niagara shareholders, and (3) 21,000 shares of Fixed-to-Floating Rate Perpetual Non-Cumulative Preferred Stock, Series D (“Series D Preferred Stock”), with a liquidation preference of $25,000 per share.

As of the date of this prospectus supplement, we have outstanding:

•	2,900,234 shares of Series A Preferred Stock,

•	14,000,000 shares of Series C Preferred Stock, and

•	21,000 shares of Series D Preferred Stock.

The Series A Preferred Stock, Series C Preferred Stock and Series D Preferred Stock will rank equally with the Series E Preferred Stock as to dividends and distributions on liquidation and include the same provisions with respect to restrictions on declaration and payment of dividends and voting rights as apply to the Series E Preferred Stock.

Holders of Series A Preferred Stock are entitled to receive non-cumulative quarterly dividends when, as and if declared by our board of directors (or a duly authorized committee of the board of directors), at a rate per annum equal to 7.75%. Holders of Series C Preferred Stock are entitled to receive non-cumulative quarterly dividends when, as and if declared by our board of directors (or a duly authorized committee of the board of directors), (1) at a rate of 8.625% per annum to but excluding February 15, 2017 and (2) thereafter at a rate per annum equal to three-month LIBOR plus 7.327%. Holders of Series D Preferred Stock are entitled to receive non-cumulative quarterly dividends when, as and if declared by our board of directors (or a duly authorized committee of the board of directors), (1) at a rate of 5.000% per annum to but excluding September 15, 2026 and (2) thereafter at a rate per annum equal to three-month LIBOR plus 3.606%.

The holders of existing series of preferred stock have the same voting rights as those specified below under “Description of Series E Preferred Stock—Voting Rights” which are set forth in our Second Amended and Restated Articles of Incorporation, which is incorporated by reference as an exhibit to our Current Report on Form 8-K filed with the SEC on August 1, 2016, as amended by the Certificate of Amendment with respect to Series D Preferred Stock, which is incorporated by reference as an exhibit to our Current Report on Form 8-K filed with the SEC on September 9, 2016. See “Where You Can Find More Information.” You should refer to our Second Amended and Restated Articles of Incorporation for additional detail regarding the terms of our existing series of preferred stock.

DESCRIPTION OF SERIES E PREFERRED STOCK

The Series E Preferred Stock is a single series of authorized preferred stock consisting of                  shares. We may from time to time, without notice to or the consent of holders of the Series E Preferred Stock, (i) increase (but not in excess of the total number of authorized shares of all preferred stock minus the total number of authorized shares of other series of preferred stock) or decrease (but not below the number of shares of Series E Preferred Stock then outstanding ) the number of authorized shares of Series E Preferred Stock, and/or (ii) issue additional shares of preferred stock that rank equally with or junior to the Series E Preferred Stock.

Shares of the Series E Preferred Stock will rank, with respect to the payment of dividends and the distribution of assets upon voluntary or involuntary liquidation, dissolution and winding up of the affairs of KeyCorp:

•	junior to our secured and unsecured debt;

•	senior to our common stock and any other series of our junior stock that may be issued in the future;

•	equally with our Series A Preferred Stock, Series C Preferred Stock and Series D Preferred Stock;

•	equally with each other series of our preferred stock that by its terms is expressly stated to be on parity with the Series E Preferred Stock; and

•	junior to any preferred stock that by its terms is expressly stated to be senior to the Series E Preferred Stock.

In addition, we will generally be able to pay dividends and distributions upon the voluntary or involuntary liquidation, dissolution or winding up of the affairs of KeyCorp only out of lawfully available assets for such payment (i.e., after taking account of all indebtedness and other non-equity claims). The Series E Preferred Stock will be fully paid and nonassessable when issued. Holders of Series E Preferred Stock will not have preemptive or subscription rights to acquire more capital stock of KeyCorp.

The Series E Preferred Stock will not be convertible into, or exchangeable for, shares of any other class or series of stock or other securities of KeyCorp. The Series E Preferred Stock has no stated maturity and will not be subject to any sinking fund or other obligation of KeyCorp to redeem or repurchase the Series E Preferred Stock.

Dividends

Dividends on shares of the Series E Preferred Stock will not be mandatory and will not be cumulative. Holders of the Series E Preferred Stock will be entitled to receive, when, as and if declared by our board of directors or any duly authorized committee of the board of directors, out of legally available assets, on a non-cumulative cash basis, quarterly in arrears on the 15th day of March, June, September, and December of each year, commencing on March 15, 2017. From the date of issuance to, but excluding, December 15, 2026, fixed rate dividends will be calculated at an annual rate of         %. From, and including, December 15, 2026, floating rate dividends will be calculated at an annual rate equal to three-month LIBOR, reset quarterly, plus         %. In each case, dividends will be paid on the liquidation amount as described below. If our board of directors or a duly authorized committee of the board of directors has not declared a dividend on the Series E Preferred Stock before the dividend payment date for any dividend period, such dividend shall not be cumulative and shall not be payable for such dividend period, and we will have no obligation to pay dividends for such dividend period, whether or not dividends on the Series E Preferred Stock, parity stock, junior stock or any other class or series of preferred stock, are declared for any future dividend period.

A “dividend period” means the period from, and including, a dividend payment date to, but excluding, the next succeeding dividend payment date, except for the initial dividend period, which will be the period from, and including, the original issuance date of the Series E Preferred Stock to, but excluding, March 15, 2017. During the floating rate period, for purposes of determining a dividend period only, the dividend payment date shall be the actual payment date of the applicable dividend. With respect to each dividend period, dividends on the Series E Preferred Stock will be calculated from, and including, the most recently preceding dividend payment date (or, in the case of the initial dividend period, from and including the original issuance date) at the applicable dividend rate on the liquidation preference of $1,000 per share of Series E Preferred Stock (equivalent to $25 per depositary share). If we issue additional shares of the Series E Preferred Stock, the initial dividend period with respect to those additional shares will commence from, and including, the original issuance date of those additional shares at the applicable dividend rate. Notwithstanding the foregoing, dividends on the Series E Preferred Stock shall not be declared, paid or set aside for payment to the extent such act would cause us to fail to comply with laws, rules and regulations applicable thereto, including applicable capital adequacy.

With respect to the fixed rate period, we will calculate dividends, including dividends payable for any partial dividend period, on the Series E Preferred Stock on the basis of a 360-day year of twelve 30-day months. With respect to the floating rate period, we will calculate dividends, including dividends payable for any partial dividend period, on the Series E Preferred Stock on the basis of a 360-day year and the actual number of days elapsed. Dollar amounts resulting from that calculation will be rounded to the nearest cent, with one-half cent being rounded upward. Dividend rights on any Series E Preferred Stock to be redeemed will cease after the redemption date, as described below under “—Redemption,” unless we default in the payment of the redemption price of the shares of the Series E Preferred Stock called for redemption.

We will pay dividends to the holders of record of shares of the Series E Preferred Stock as they appear on our stock register on each record date, which shall be the 15th calendar day before the related dividend payment date (provided, however, if any such date is not a business day then the record date will be the next succeeding day that is a business day) or such other date as determined by our board of directors or any duly authorized committee of the board of directors.

If any date on or prior to December 15, 2026, on which fixed rate dividends would otherwise be payable is not a business day, then payment of any dividend otherwise payable on such date will be made on the next succeeding business day, without interest or other payment in respect of such delay. If any date after December 15, 2026, on which floating rate dividends would otherwise be payable is not a business day, then payment of any dividend otherwise payable on such date will be made on the next succeeding business day unless that day falls in the next calendar month, in which case payment of any dividend otherwise payable on such date will be made on the immediately preceding business day, and such dividends will be payable on, and calculated to, but excluding, the actual payment date.

A “business day” means, for dividends payable during the fixed rate period, any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions and trust companies in New York, New York or Cleveland, Ohio are permitted or required by any applicable law to close, and for dividends payable during the floating rate period, any day that would be considered a business day during the fixed rate period that is also a London banking day (as defined below).

For the purposes of calculating any dividend with respect to any dividend during the floating rate period beginning on December 15, 2026:

“three-month LIBOR” means, for any LIBOR determination date, the offered rate for deposits in U.S. dollars having a maturity of three months that appears on the Designated LIBOR Page as of 11:00 a.m., London time, on such LIBOR determination date. If such rate does not appear on such page at such time, then the calculation agent will request the principal London office of each of four major reference banks in the London interbank market, selected by the calculation agent, to provide such bank’s offered quotation to prime banks in the London interbank market for deposits in U.S. dollars for a term of three months as of 11:00 a.m., London time, on such LIBOR determination date and in a principal amount equal to an amount that, in the judgment of the calculation agent, is representative for a single transaction in U.S. dollars in the relevant market at the relevant time (a “representative amount”). If at least two such quotations are so provided, three-month LIBOR will be the arithmetic mean of such quotations. If fewer than two such quotations are provided, the calculation agent will request each of three major banks in New York City to provide such bank’s rate for loans in U.S. dollars to leading European banks for a term of three months as of approximately 11:00 a.m., New York City time, on such LIBOR determination date and in a representative amount. If three such quotations are so provided, three-month LIBOR will be the arithmetic mean of such quotations. All percentages used in or resulting from any calculation of three-month LIBOR will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point, with 0.000005% rounded up to 0.00001%. If, following the procedure set forth in this definition of three-month LIBOR, the calculation agent is unable to determine three-month LIBOR for any floating rate period, then the dividend for such floating rate period shall be calculated at the dividend rate in effect for the immediately preceding dividend period. The determination of three-month LIBOR for each relevant dividend period by the calculation agent will (in the absence of manifest error) be final and binding;

“calculation agent” means KeyBank, or any other successor appointed by us, acting as calculation agent;

“LIBOR determination date” means the second London banking day immediately preceding the first day of the relevant dividend period;

“London banking day” means any day on which commercial banks and foreign exchange markets settle payments in London; and

“Designated LIBOR Page” means the display on Reuters, or any successor service, on page LIBOR01, or any other page as may replace that page on that service, for the purpose of displaying the London Interbank rates for U.S. dollars.

The calculation agent’s determination of any dividend rate, and its calculation of the amount of any dividend payable during the floating rate period, will be maintained on file at the calculation agent’s principal offices. The calculation agent is a wholly-owned subsidiary of KeyCorp.

Dividends on shares of Series E Preferred Stock will not be cumulative. Accordingly, if our board of directors or a duly authorized committee of the board of directors does not declare a dividend on the Series E Preferred Stock payable in respect of any dividend period before the related dividend payment date, such dividend will not be payable and we will have no obligation to pay, and the holders of Series E Preferred Stock shall have no right to receive, dividends for such dividend period on the dividend payment date or at any future time, or interest with respect to such dividends, whether or not dividends on the Series E Preferred Stock are declared for any future dividend period.

So long as any share of Series E Preferred Stock remains outstanding,

1)	no dividend shall be declared or paid or set aside for payment and no distribution shall be declared or made or set aside for payment on any junior stock (other than a dividend payable solely in junior stock or any dividend or distribution of capital stock or rights to acquire capital stock of KeyCorp in connection with a shareholders’ rights plan or any redemption or repurchase of capital stock or rights to acquire capital stock under any such plan); and

2)

no shares of junior stock shall be repurchased, redeemed or otherwise acquired for consideration by us, directly or indirectly (other than (a) as a result of a reclassification of junior stock for or into other junior stock, (b) the exchange or conversion of one share of junior stock for or into another share of junior stock, (c) through the use of the proceeds of a substantially contemporaneous sale of other shares of junior stock, (d) purchases, redemptions or other acquisitions of shares of junior stock pursuant to any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors or consultants, (e) purchases of shares of junior stock pursuant to a contractually binding requirement to buy junior stock existing prior to or during the most recent preceding dividend period for which the full dividends for the then most recently completed dividend period on all outstanding shares of Series E Preferred Stock have been declared and paid or declared and a sum sufficient for the payment thereof has been set aside, including under a contractually binding stock repurchase plan, or (f) the purchase of fractional interests in shares of junior stock pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged), nor shall any monies be paid to or made available for a sinking fund for the redemption of any such securities by us;

unless, in each case, the dividends for the then most recently completed dividend period on all outstanding shares of Series E Preferred Stock have been declared and paid in full or declared and a sum sufficient for the payment in full thereof has been set aside.

As used in this prospectus supplement, “junior stock” means our common stock and any other class or series of stock of KeyCorp hereafter authorized over which Series E Preferred Stock has preference or priority in the payment of dividends or in the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of KeyCorp.

When dividends are not paid in full upon the shares of Series E Preferred Stock and any parity stock, all dividends declared upon shares of Series E Preferred Stock and any such parity stock will be declared on a proportional basis so that the amount of dividends declared per share will bear to each other the same ratio as the ratio between the then-current dividends due on the shares of the Series E Preferred Stock and (i) in the case of any series of parity stock that is non-cumulative preferred stock, the aggregate of the current and unpaid dividends due on such series of preferred stock, and (ii) in the case of any series of parity stock that is cumulative preferred stock, the aggregate of the current and accumulated and unpaid dividends due on such series of preferred stock.

As used in this prospectus supplement, “parity stock” means any other class or series of stock of KeyCorp that ranks equally with the Series E Preferred Stock in the payment of dividends and in the distribution of assets on any voluntary or involuntary liquidation, dissolution or winding up of the affairs of KeyCorp. Each of our Series A Preferred Stock, Series C Preferred Stock and Series D Preferred Stock is parity stock. We currently have 2,900,234 shares of our Series A Preferred Stock, 14,000,000 shares of our Series C Preferred Stock and 21,000 shares of our Series D Preferred Stock outstanding.

No interest will be payable in respect of any declared but unpaid dividend payment on shares of Series E Preferred Stock that is paid after the relevant dividend payment date for such dividend period.

If our board of directors determines not to pay any dividend or a full dividend on the Series E Preferred Stock on a dividend payment date, we will provide, or cause to be provided, written notice to the holders of the Series E Preferred Stock prior to such date.

Subject to the foregoing, and not otherwise, such dividends (payable in cash, stock or otherwise), as may be determined by our board of directors or any duly authorized committee of the board of directors, may be declared and paid on our common stock and any other stock ranking equally with or junior to the Series E Preferred Stock from time to time out of any assets legally available for such payment, and the holders of Series E Preferred Stock shall not be entitled to participate in any such dividend.

Liquidation Rights

Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of KeyCorp, holders of the Series E Preferred Stock are entitled to receive out of assets of KeyCorp legally available for distribution to shareholders, after satisfaction of liabilities to creditors and subject to the rights of holders of any securities ranking senior to the Series E Preferred Stock, before any distribution of assets is made to holders of common stock or of any of our other shares of stock ranking junior as to such a distribution to the shares of Series E Preferred Stock, a liquidating distribution in the amount of the liquidation preference of $1,000 per share (equivalent to $25 per depositary share) plus declared and unpaid dividends, without regard to any undeclared dividends. Holders of the Series E Preferred Stock will not be entitled to any other amounts from us after they have received their full liquidating distribution.

In any such distribution, if the assets of KeyCorp are not sufficient to pay the liquidation preferences plus declared and unpaid dividends in full to all holders of the Series E Preferred Stock and all holders of any other shares of our stock ranking equally as to such distribution with the Series E Preferred Stock, the amounts paid to the holders of Series E Preferred Stock and to the holders of all such other parity stock will be paid pro rata in accordance with the respective aggregate liquidating distribution owed to those holders. If the liquidation preference plus declared and unpaid dividends has been paid in full to all holders of Series E Preferred Stock and any other shares of our stock ranking equally as to the liquidation distribution, the holders of our junior stock shall be entitled to receive all remaining assets of KeyCorp according to their respective rights and preferences.

For purposes of this section, the merger, consolidation or other business combination transaction of KeyCorp into or with any other entity, including a merger, consolidation or other business combination transaction in which the holders of Series E Preferred Stock receive cash, securities or other property for their shares, or the sale, lease or exchange of all or substantially all of the property and assets of KeyCorp for cash, securities or other property, shall not constitute a voluntary or involuntary liquidation, dissolution or winding up of the affairs of KeyCorp.

Redemption

The Series E Preferred Stock is not subject to any mandatory redemption, sinking fund or other similar provision. Except upon a regulatory capital treatment event, as described below, the Series E Preferred Stock is not redeemable prior to December 15, 2026. On that date, and on any dividend payment date thereafter, the Series E Preferred Stock will be redeemable at our option, in whole or in part, at a redemption price equal to $1,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends, without regard to any undeclared dividends. Holders of Series E Preferred Stock will have no right to require the redemption or repurchase of the Series E Preferred Stock. Dividend rights will cease after the redemption date unless we default in the payment of the redemption price of the shares of the Series E Preferred Stock called for redemption.

Notwithstanding the foregoing, at any time within 90 days of our good faith determination that an event has occurred that would constitute a regulatory capital treatment event (as defined below), we may, at our option, subject to the approval of the Federal Reserve, provide notice of our intent to redeem in accordance with the procedures described below, and subsequently redeem, all (but not less than all) of the shares of Series E Preferred Stock at the time outstanding at a redemption price equal to $1,000 per share (equivalent to $25 per depositary share), plus any declared and unpaid dividends, without regard to any undeclared dividends.

A “regulatory capital treatment event” means our determination, in good faith, that, as a result of any

•	amendment to, clarification of or change in (including any announced prospective amendment to, clarification of or change in) the laws or regulations or policies of the United States or any political subdivision of or in the United States that is enacted or announced or that becomes effective after the initial issuance of any share of Series E Preferred Stock;

•	proposed amendment to or change in those laws or regulations or policies that is announced or becomes effective after the initial issuance of any share of Series E Preferred Stock; or

•	official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws or regulations or policies that is announced or that becomes effective after the initial issuance of any share of Series E Preferred Stock, there is more than an insubstantial risk that we will not be entitled to treat the full liquidation value of all shares of Series E Preferred Stock then outstanding as additional tier 1 capital (or its equivalent) for purposes of the capital adequacy guidelines or regulations of the appropriate federal banking agency, as then in effect and applicable, for as long as any share of Series E Preferred Stock is outstanding.

If shares of the Series E Preferred Stock are to be redeemed, the notice of redemption shall be given to the holders of record of the Series E Preferred Stock to be redeemed, either by first class mail, postage prepaid, addressed to the holders of record of such shares to be redeemed at their respective last addresses appearing on our stock register or transmitted by such other method approved by the depositary, in its reasonable discretion, not less than 30 days nor more than 60 days prior to the date fixed for redemption thereof (provided that, if the depositary shares representing the Series E Preferred Stock are held in book-entry form through The Depository Trust Company (“DTC”) (or a successor securities depositary), we may give such notice in any manner permitted by DTC (or such successor)). Each notice of redemption will include a statement setting forth: (1) the redemption date; (2) the number of shares of Series E Preferred Stock to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder (or the method of determining such number); (3) the redemption price; (4) the place or places where the certificates evidencing shares of Series E Preferred Stock are to be surrendered for payment of the redemption price; and (5) that dividend rights with respect to the shares to be redeemed will cease on the redemption date. If notice of redemption of any shares of Series E Preferred Stock has been duly given and if on or before the redemption date the funds necessary for such redemption have been set aside by us for the benefit of the holders of any shares of Series E Preferred Stock so called for redemption, then, on and after the redemption date, dividend rights with respect to such shares of Series E Preferred Stock will cease, such shares of Series E Preferred Stock shall no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price without interest. See “Description of Depositary Shares” below for information about redemption of the depositary shares relating to our Series E Preferred Stock.

In case of any redemption of only part of the shares of the Series E Preferred Stock at the time outstanding, the shares to be redeemed shall be selected either pro rata or by lot.

Shares of Series E Preferred Stock that are redeemed, purchased or otherwise acquired by the Company will be cancelled and revert to authorized, but unissued shares of preferred stock, undesignated as to series.

Under the Federal Reserve’s current risk-based capital regulations applicable to bank holding companies, any redemption of the Series E Preferred Stock is subject to prior approval of the Federal Reserve, and KeyCorp must either replace the shares to be redeemed with an equal amount of instruments that qualify as common equity tier 1 capital or additional tier 1 capital, or demonstrate to the Federal Reserve that following such redemption KeyCorp will continue to hold capital commensurate with its risk. See “Risk Factors—Investors should not expect us to redeem the Series E Preferred Stock on the date it becomes redeemable or on any particular date after it becomes redeemable” in this prospectus supplement.

Voting Rights

Except as provided below, the holders of the Series E Preferred Stock will have no voting rights.

Whenever full dividends on any series of preferred stock, including but not limited to the Series E Preferred Stock, have not been paid for at least six quarterly dividend periods, whether or not consecutive and whether or not actually declared by the board of directors (a “Nonpayment”), the holders of the Series E Preferred Stock, together with holders of all other outstanding series of our preferred stock, will be entitled to vote as a single class for the election of a total of two additional members of our board of directors (the “Preferred Directors”). In that event, the number of directors on our board of directors shall automatically increase by two and, at the written request of not less than 20% of the total number of shares of our preferred stock, including but not limited to the Series E Preferred Stock, at the time outstanding, a special meeting of the holders of all such outstanding series of our preferred stock, including the Series E Preferred Stock, shall be called for the election of the two directors (unless such request is received less than 90 days before the date fixed for the next annual meeting of shareholders, in which event such election shall be held at such next annual meeting of shareholders), followed by such election at each subsequent annual meeting. If the Secretary of the Company fails to call the above special meeting within 20 days of receiving proper notice, any holder of our preferred stock, including but not limited to the Series E Preferred Stock, may call such a meeting at the Company’s expense solely for the election of Preferred Directors. These voting rights will continue until full cumulative dividends for all past dividend payment periods on all outstanding series of our cumulative preferred stock, if any, have been paid or declared and set apart for payment and non-cumulative dividends have been paid regularly for at least one full year on all series of our non-cumulative preferred stock.

The Preferred Directors elected will serve until the next annual meeting of shareholders or until any respective successor is elected and qualifies. If and when full non-cumulative dividends on all of our non-cumulative preferred stock have been regularly paid for at least a full year following a Nonpayment and all past accumulated dividends on all of our cumulative preferred stock, if any, have been paid or declared and a sum sufficient for the payment of such dividends has been set aside, the holders of the Series E Preferred Stock shall be divested of the foregoing voting rights, along with holders of all other outstanding series of our preferred stock (subject to revesting in the event of any subsequent Nonpayment), and the term of office of the Preferred Directors elected shall continue until our next annual meeting. If any vacancy shall occur in the office of any Preferred Director prior to the end of the term of office, such vacancy shall be filled for the unexpired term by the appointment by the remaining Preferred Director of a new Preferred Director for the unexpired term of such former Preferred Director. The Preferred Directors shall each be entitled to one vote per director on any matter. The right to elect Preferred Directors shall be subject to the same provisions described above in the case of future dividend defaults.

If the holders of all series of preferred stock become entitled to vote as a single class for the election of directors, the preferred stock may be considered a class of voting securities under interpretations adopted by the Federal Reserve. As a result, acquisitions of 10% or more of the outstanding shares of preferred stock may be subject to prior approval by the Federal Reserve under the Change in Bank Control Act or the Bank Holding Company Act.

The affirmative vote or consent of the holders of at least two-thirds of all of the shares of the then outstanding shares of preferred stock, including but not limited to the Series E Preferred Stock, given in person or by proxy, either in writing or at a meeting called for the purpose at which the holders of such outstanding shares of preferred stock shall vote separately as a class, shall be required to amend, alter or repeal the provisions of our Amended and Restated Articles of Incorporation or our regulations which would adversely affect the voting powers, rights, or preferences of the holders of such outstanding shares of preferred stock (including the Series E Preferred Stock); provided, however, that neither the amendment of our Amended and Restated Articles of Incorporation to authorize or to increase the authorized or outstanding number of shares of any class ranking junior to or on a parity with our preferred stock, nor the amendment of our regulations so as to change the number of our directors, will be deemed to adversely affect the voting powers, rights, or preferences of the holders of our preferred stock, and accordingly any such amendment referred to in this proviso may be made without the vote or consent of the holders of our preferred stock (including the holders of the Series E Preferred Stock); and provided further that if any amendment, alteration, or repeal would adversely affect the rights or preferences of one or more but not all of the then outstanding series of our preferred stock, the affirmative vote or consent of the holders of at least two-thirds of the then outstanding shares of the series so affected shall also be required.

The affirmative vote or consent of the holders of at least two-thirds of the then outstanding shares of our preferred stock, given in person or by proxy, either in writing or at a meeting called for the purpose at which the holders of all such outstanding shares of our preferred stock shall vote separately as a class, shall be necessary to effect the consummation of a combination (as defined in Section 1701.01(Q) of the OGCL) or majority share acquisition (as defined in Section 1701.01(R) of the OGCL) involving our preferred stock, or of a merger or consolidation of the Company with another corporation or other entity, or any merger or consolidation of the

Company with or into any entity other than a corporation (but so far as the holders of our preferred stock are concerned, such combination, majority share acquisition, merger or consolidation may be effected with such vote or consent), unless in each case (x) the shares of our preferred stock remain outstanding or, in the case of any such merger or consolidation with respect to which the Company is not the surviving or resulting corporation, are converted into or exchanged for preference securities of the surviving or resulting corporation or a corporation controlling such corporation that is an entity organized and existing under the laws of the United States, any state thereof or the District of Columbia, and (y) the shares of our preferred stock remaining outstanding or such new preference securities, as the case may be, have such voting powers, rights, privileges and preferences as are not materially less favorable to the holders thereof than the voting powers, rights, privileges and preferences of the holders of our preferred stock; provided that if such amendment, alteration or repeal would adversely affect the rights, privileges or preferences of one or more but not all then outstanding series of our preferred stock, the affirmative vote or consent of the holders of at least two-thirds of the then outstanding shares of the series so affected shall also be required.

The affirmative vote or consent of the holders of at least two-thirds of the then outstanding shares of our preferred stock, given in person or by proxy, either in writing or at a meeting called for the purpose at which the holders of all such outstanding shares of our preferred stock shall vote as a single class shall be required to effect any one or more of the following:

•	The authorization of, or the increase in the authorized number of, any shares of any class ranking senior to our preferred stock; or

•	The purchase or redemption for sinking fund purposes or otherwise of less than all of the then outstanding shares of our preferred stock except in accordance with a purchase offer made to all holders of record of such preferred stock, unless all dividends on all preferred stock then outstanding for all previous dividend periods shall have been declared and paid or funds sufficient for the payment of those dividends have been set apart and all accrued sinking fund obligations applicable thereto shall have been complied with.

Preemptive and Conversion Rights

The holders of the Series E Preferred Stock will not have any preemptive or conversion rights.

Additional Classes or Series of Stock

We will have the right to create and issue additional classes or series of stock ranking equally with or junior to the Series E Preferred Stock as to dividends and/or distribution of assets upon our liquidation, dissolution or winding up without the consent of the holders of the Series E Preferred Stock or the holders of the related depositary shares. We may create and issue additional shares of preferred stock senior to the Series E Preferred Stock as to dividends and/or distribution of assets upon our liquidation, dissolution or winding up with the requisite consent of the holders of the Series E Preferred Stock and our parity stock entitled to vote thereon, voting together as a class.

Registrar

Computershare Trust Company, N.A. will be the registrar and redemption agent and Computershare Inc. will be the dividend disbursing agent for the Series E Preferred Stock.

Calculation Agent

KeyBank will serve as calculation agent. In its capacity as calculation agent, KeyBank’s office is located at 127 Public Square, Cleveland, Ohio 44114.

DESCRIPTION OF DEPOSITARY SHARES

In this prospectus supplement, references to “holders” of depositary shares mean those who own depositary shares registered in their own names, on the books that we or the depositary maintain for this purpose, and not indirect holders who own beneficial interests in depositary shares registered in street name or issued in book-entry form through DTC. Please review the special considerations that apply to indirect holders described in the “Book-Entry Issuance” section of this prospectus supplement.

This prospectus supplement summarizes specific terms and provisions of the depositary shares relating to our Series E Preferred Stock. As described above under “Description of Series E Preferred Stock,” we are issuing fractional interests in shares of preferred stock in the form of depositary shares. Each depositary share will represent a 1/40th ownership interest in a share of Series E Preferred Stock, and will be evidenced by a depositary receipt. The shares of Series E Preferred Stock represented by depositary shares will be deposited under a deposit agreement among KeyCorp, and Computershare Trust Company, N.A. and Computershare Inc., jointly as depositary. Subject to the terms of the deposit agreement, each holder of a depositary share will be entitled, through the depositary, in proportion to the applicable fraction of a share of Series E Preferred Stock represented by such depositary share, to all the rights and preferences of the Series E Preferred Stock represented thereby (including dividend, voting, redemption and liquidation rights).

Immediately following the issuance of the Series E Preferred Stock, we will deposit the Series E Preferred Stock with the depositary, which will then issue depositary receipts evidencing the depositary shares to the initial holders thereof. Copies of the forms of deposit agreement and the depositary receipt may be obtained from us upon request and in the manner described in the “Where You Can Find More Information” section of this prospectus supplement.

Amendment and Termination of the Deposit Agreement

We may amend the form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement at any time and from time to time by agreement with the depositary without the consent of the holders of depositary receipts. However, any amendment that will materially and adversely alter the rights of the holders of depositary receipts will not be effective unless the holders of at least two-thirds of the affected depositary shares then outstanding approve the amendment. Every holder of an outstanding depositary receipt at the time any such amendment becomes effective shall be deemed, by continuing to hold such depositary receipts, to consent and agree to such amendment and to be bound by the depositary agreement as amended thereby.

We will make no amendment that impairs the right of any holder of depositary shares to receive shares of Series E Preferred Stock and any money or other property represented by those depositary shares, except in order to comply with mandatory provisions of applicable law or the rules and regulations of any governmental body, agency or commission, or applicable securities exchange.

The deposit agreement will automatically terminate if:

•	all outstanding depositary shares have been redeemed pursuant to the deposit agreement;

•	there shall have been a final distribution made in respect of the Series E Preferred Stock in connection with any voluntary or involuntary liquidation, dissolution or winding up of the affairs of KeyCorp and such distribution shall have been distributed to the holders of depositary receipts representing depositary shares pursuant to the terms of the deposit agreement;

•	upon the consent of holders of depositary receipts representing in the aggregate not less than two-thirds of the depositary shares outstanding; or

•	at any time by any party upon a material breach of a representation, covenant or term of the deposit agreement by any other party which is not cured within a period not to exceed 30 days after the date of written notice thereof.

Dividends and Other Distributions

The depositary will distribute all cash dividends or other cash distributions, if any, received in respect of the preferred stock underlying the depositary shares to the record holders of depositary shares in proportion to the numbers of depositary shares owned by those holders on the relevant record date. The relevant record date for depositary shares will be the same date as the record date for the preferred stock.

If there is a distribution other than in cash, rights, preferences or privileges the depositary will distribute property received by it to the record holders of depositary shares, unless the depositary determines, in consultation with us, that it is not feasible to make such distribution. If this occurs, the depositary may, with our approval, adopt another method for the distribution, including selling the property (at a public or private sale) in a commercially reasonable manner and distributing the net proceeds from the sale to the holders.

The amounts distributed to holders of depositary shares will be reduced by any amounts required to be withheld by the depositary or by us on account of taxes or other governmental charges.

Redemption of Depositary Shares

If we redeem the Series E Preferred Stock represented by the depositary shares, the depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption of the Series E Preferred Stock held by the depositary. The redemption price per depositary share will be equal to 1/40th of the redemption price per share payable with respect to the Series E Preferred Stock (or $25 per depositary share), plus any declared and unpaid dividends, without regard to any undeclared dividends.

Whenever we redeem shares of Series E Preferred Stock held by the depositary, the depositary will redeem, as of the same redemption date, the number of depositary shares representing shares of Series E Preferred Stock so redeemed. In case of any redemption of less than all of the outstanding depositary shares, the depositary shares to be redeemed will be selected pro rata by lot or in such other manner as our board of directors or any duly authorized committee of the board of directors may determine to be fair and equitable. The depositary will mail by first class mail, postage prepaid (or otherwise transmit by an authorized method) notice of redemption to record holders of the depositary receipts not less than 30 and not more than 60 days prior to the date fixed for redemption of the Series E Preferred Stock and the related depositary shares.

Voting the Series E Preferred Stock

Because each depositary share represents a 1/40th interest in a share of the Series E Preferred Stock, holders of depositary receipts will be entitled to a 1/40th of a vote per depositary share under those limited circumstances in which holders of the Series E Preferred Stock are entitled to a vote.

When the depositary receives notice of any meeting at which the holders of the Series E Preferred Stock are entitled to vote, the depositary will mail (or otherwise transmit by an authorized method) the information contained in the notice to the record holders of the depositary shares relating to the Series E Preferred Stock. Each record holder of the depositary shares on the record date, which will be the same date as the record date for the Series E Preferred Stock, may instruct the depositary to vote the amount of the Series E Preferred Stock represented by the holder’s depositary shares. To the extent possible, the depositary will vote the amount of the Series E Preferred Stock represented by depositary shares in accordance with the instructions it receives. We will agree to take all reasonable actions that may be deemed necessary to enable the depositary to vote as instructed. If the depositary does not receive specific instructions from the holders of any depositary shares representing the Series E Preferred Stock, it will vote all depositary shares of that series held by it proportionately with instructions received.

Charges of Depositary

We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We will pay associated charges of the depositary in connection with the initial deposit of the preferred stock and any redemption of the preferred stock. Holders of depositary receipts will pay transfer, income and other taxes and governmental charges and such other charges as are expressly provided in the deposit agreement to be for their accounts. If these charges have not been paid by the holders of depositary receipts, the depositary may refuse to transfer depositary shares, withhold dividends and distributions and sell the depositary shares evidenced by the depositary receipt.

Listing

Application will be made to list the depositary shares on the NYSE under the symbol “KEY PrI.” If the application is approved, trading of the depositary shares is expected to commence on the NYSE within a 30-day period after the initial delivery of the depositary shares. We do not expect that there will be any separate public trading market for the shares of the Series E Preferred Stock except as represented by the depositary shares.

Form of Series E Preferred Stock and Depositary Shares

The depositary shares shall be issued in book-entry form through DTC, as described in “Book-Entry Issuance” below. The Series E Preferred Stock will be issued in registered form to the depositary as described in “Description of Series E Preferred Stock” in this prospectus supplement.

BOOK-ENTRY ISSUANCE

DTC will act as securities depositary for all of the depositary shares. We will issue the depositary shares only as fully-registered securities registered in the name of Cede & Co. (DTC’s nominee). We will issue and deposit with DTC one or more fully-registered global certificates for the depositary shares representing, in the aggregate, the total number of the depositary shares to be sold in this offering.

DTC has advised us that it is a limited purpose trust company organized under the New York Banking Law, a banking organization under the meaning of the New York Banking Law, a member of the Federal Reserve System, a clearing corporation under the meaning of the New York Uniform Commercial Code, and a clearing agency registered under the provisions of Section 17A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, like transfers and pledges, in deposited securities through electronic computerized book-entry changes in the participants’ accounts, eliminating in this manner the need for physical movement of securities certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc. and the Financial Industry Regulatory Authority, Inc. Others, like securities brokers and dealers, banks and trust companies that clear through or maintain custodial relationships with direct participants, either directly or indirectly, are indirect participants and also have access to the DTC system. The rules applicable to DTC and its participants are on file with the SEC.

Clearstream has advised us that it is incorporated under the laws of Luxembourg as a professional depositary. Clearstream holds securities for its participants and facilitates the clearance and settlement of securities transactions between its participants through electronic book-entry transfers between their accounts. Clearstream provides its participants with, among other things, services for safekeeping, administration, clearance and settlement of internationally traded securities and securities lending and borrowing. Clearstream interfaces with domestic securities markets in several countries through established depository and custodial relationships. As a professional depositary, Clearstream is subject to regulation by the Luxembourg Commission for the Supervision of the Financial Sector, also known as the Commission de Surveillance du Secteur Financier. Clearstream participants are recognized financial institutions around the world, including underwriters, securities brokers and dealers, banks, trust companies, clearing corporations and other organizations. Clearstream’s participants in the U.S. are limited to securities brokers and dealers and banks. Indirect access to Clearstream is also available to other institutions such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with Clearstream participants. Distributions with respect to interests in global securities held through Clearstream will be credited to cash accounts of its customers in accordance with its rules and procedures, to the extent received by the U.S. depositary for Clearstream.

Euroclear has advised us that it was created in 1968 to hold securities for its participants and to clear and settle transactions between Euroclear participants through simultaneous electronic book-entry delivery against payment, thereby eliminating the need for physical movement of certificates and any risk from lack of simultaneous transfers of securities and cash. Euroclear provides various other services, including securities lending and borrowing, and interfaces with domestic markets in several countries. Euroclear is operated by Euroclear Bank S.A./N.V. (the “Euroclear operator”) under contract with Euroclear plc, a U.K. corporation. Euroclear participants include banks, including central banks, securities brokers and dealers and other professional financial intermediaries. Indirect access to Euroclear is also available to other firms that clear through or maintain a custodial relationship with a Euroclear participant, either directly or indirectly.

Purchases of depositary shares within the DTC system must be made by or through direct participants, who will receive a credit for the depositary shares on DTC’s records. The ownership interest of each actual purchaser of each depositary share is in turn to be recorded on the direct and indirect participants’ records. DTC will not send written confirmation to beneficial owners of their purchases, but beneficial owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the direct or indirect participants through which the beneficial owners purchased depositary shares. Transfers of ownership interests in the depositary shares are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in depositary shares, unless the book-entry system for the depositary shares is discontinued. Interests held through Clearstream and Euroclear will be recorded on DTC’s books as being held by the U.S. depositary for each of Clearstream and Euroclear, which U.S. depositaries will in turn hold interests on behalf of their participants’ customers’ securities accounts.

DTC has no knowledge of the actual beneficial owners of the depositary shares. DTC’s records reflect only the identity of the direct participants to whose accounts the depositary shares are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners and the voting rights of direct participants, indirect participants and beneficial owners, subject to any statutory or regulatory requirements as is in effect from time to time, will be governed by arrangements among them.

We will send redemption notices to Cede & Co. as the registered holder of the depositary shares. If less than all of these depositary shares are redeemed, DTC’s current practice is to determine by lot the amount of the interest of each direct participant to be redeemed.

Although voting on the depositary shares is limited to the holders of record of the depositary shares, in those instances in which a vote is required, neither DTC nor Cede & Co. will itself consent or vote on depositary shares. Under its usual procedures, DTC would mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to direct participants for whose accounts the depositary shares are credited on the record date (identified in a listing attached to the omnibus proxy).

We will make distribution payments on the depositary shares to DTC. DTC’s practice is to credit direct participants’ accounts on the relevant payment date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payments on the payment date. Standing instructions and customary practices will govern payments from participants to beneficial owners. Subject to any statutory or regulatory requirements, participants, and neither DTC nor we, will be responsible for the payment. We and any paying agent will be responsible for payment of distributions to DTC. Direct and indirect participants are responsible for the disbursement of the payments to the beneficial owners.

DTC may discontinue providing its services as securities depositary on any of the depositary shares at any time by giving reasonable notice to us. If a successor securities depositary is not obtained, final depositary shares certificates must be printed and delivered. We may at our option, subject to the procedures of DTC, decide to discontinue the use of the system of book-entry transfers through DTC (or a successor depositary). After an event of default, the holders of a majority in liquidation preference or aggregate principal amount of depositary shares may discontinue the system of book-entry transfers through DTC. In this case, final certificates for the depositary shares will be printed and delivered.

We have obtained the information in this section from sources that we believe to be accurate, but we assume no responsibility for the accuracy of the information. We have no responsibility for the performance by DTC or its participants of their respective obligations as described in this prospectus supplement or under the rules and procedures governing their respective operations.

“Beneficial owner” refers to the ownership interest of each actual purchaser of each depositary share.

“Direct participants” refers to securities brokers and dealers, banks, trust companies, clearing corporations and other organizations who, with the New York Stock Exchange, Inc. and the Financial Industry Regulatory Authority, Inc., own DTC. Purchases of depositary shares within the DTC system must be made by or through direct participants who will receive a credit for the depositary shares on DTC’s records.

“Indirect participants” refers to others, like securities brokers and dealers, banks and trust companies that clear through or maintain custodial relationships with direct participants, either directly or indirectly, and who also have access to the DTC system.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax considerations relevant to the purchase, ownership and disposition of the depositary shares. The following summary is based upon current provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Department of the Treasury (“Treasury”) regulations and judicial or administrative authority, all of which are subject to change, possibly with retroactive effect, which may result in different tax consequences than those discussed below. The summary does not discuss the consequences of certain U.S. federal non-income taxes (e.g., estate and gift taxes). State, local and foreign tax consequences are not summarized, nor are the tax consequences to special classes of investors including, but not limited to, “controlled foreign corporations,” “passive foreign investment companies,” tax-exempt organizations, insurance companies, banks or other financial institutions, partnerships or other entities classified as partnerships for U.S. federal income tax purposes or investors therein, dealers in securities or currencies, regulated investment companies, real estate investment trusts, persons whose functional currency is not the U.S. dollar, U.S. expatriates, persons liable for the alternative minimum tax, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, and persons that will hold the depositary shares as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction. Tax consequences may vary depending upon the particular status of an investor. The summary addresses only taxpayers who will hold the depositary shares as “capital assets” within the meaning of the Code and who purchase the depositary shares in the initial offering at the initial offering price.

Beneficial owners of depositary shares will be treated as owners of the underlying Series E Preferred Stock for U.S. federal income tax purposes.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds the depositary shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. A partner and the partnership holding the depositary shares should consult his, her or its tax advisors regarding the tax considerations of acquiring, holding and disposing of the depositary shares.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES FOR HOLDERS RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE DEPOSITARY SHARES. PROSPECTIVE HOLDERS OF THE DEPOSITARY SHARES SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY FEDERAL, STATE, LOCAL, FOREIGN INCOME AND OTHER TAX LAWS) OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE DEPOSITARY SHARES.

U.S. Holders

The discussion in this section is addressed to a “U.S. holder,” which for purposes of this summary means a beneficial owner of depositary shares that is, for U.S. federal income tax purposes, (1) an individual citizen or resident of the United States, (2) a corporation created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (4) a trust if (i) a court within the United States is able to exercise primary supervision over its administration and one or more “United States persons” (within the meaning of the Code) have the authority to control all of its substantial decisions or (ii) it has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

Distributions. Distributions with respect to the depositary shares will be taxable as dividend income when paid to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that the amount of a distribution with respect to the depositary shares exceeds our current and accumulated earnings and profits, such distribution will be treated first as a tax-free return of capital to the extent, and in reduction (but not below zero), of the U.S. holder’s adjusted tax basis in such depositary shares, and thereafter as capital gain.

Subject to certain exceptions for short-term and hedged positions, distributions constituting dividend income received by an individual U.S. holder in respect of the depositary shares generally will constitute “qualified dividend income,” which will be subject to taxation at a maximum rate of 20% (or a lower rate for individuals in certain income tax brackets), rather than ordinary income rates. In addition, subject to certain exceptions for short-term and hedged positions, distributions on the depositary shares constituting dividend income paid to U.S. holders that are corporations generally will qualify for the 70% dividends-received deduction. A U.S. holder should consult his, her or its own tax advisor regarding the availability of the reduced dividend tax rate and the dividends-received deduction in light of his, her or its particular circumstances.

Dispositions. Subject to the discussion below under “Redemptions,” a U.S. holder generally will recognize capital gain (or capital loss) on a sale, exchange or other taxable disposition of the depositary shares equal to the amount by which the amount realized upon the sale or exchange exceeds (or is less than) such U.S. holder’s adjusted tax basis in the sold or exchanged shares. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period for the shares disposed of is more than one year. Long-term capital gains of non-corporate taxpayers are generally taxed at a tax rate (under current law, a maximum rate of 20%) lower than the tax rate applicable to ordinary income. The deductibility of net capital losses is subject to limitations.

Redemptions. If we redeem your depositary shares, in certain circumstances you may be treated as if you had sold or exchanged your depositary shares in a taxable transaction. Such circumstances include if it can be established that the redemption:

•	results in a complete termination of your stock interest in us; or

•	is not essentially equivalent to a dividend with respect to you.

In determining whether any of these circumstances has been met, shares of stock considered to be owned by you by reason of certain constructive ownership rules set forth in the Code, as well as shares actually owned by you, are required to be taken into account. If we redeem your depositary shares and it is established that such redemption is treated as if you had sold or exchanged your depositary shares in a taxable transaction, you generally would recognize taxable gain or loss in the manner described under “Dispositions,” above.

If we redeem your depositary shares and it is not established that such redemption is treated as if you had sold or exchanged your depositary shares in a taxable transaction, you generally would be taxed on the cash and the fair market value of the property you receive in the redemption as a distribution with respect to your depositary shares in the manner described under “Distributions,” above.

You should consult your tax advisor to determine if a redemption of the depositary shares would be treated as a distribution that is likely taxable as a dividend, and if so, the allocation of your basis in the redeemed and remaining depositary shares.

Information reporting and backup withholding on U.S. holders. Certain U.S. holders may be subject to backup withholding with respect to the payment of dividends on the depositary shares and to certain payments of proceeds on the sale or redemption of the depositary shares unless such U.S. holders provide proof of an applicable exemption or a correct taxpayer identification number, and otherwise comply with applicable requirements of the backup withholding rules. To avoid backup withholding, U.S. holders should provide the depositary with their correct taxpayer identification number on a properly completed Internal Revenue Service (“IRS”) Form W-9.

Any amount withheld under the backup withholding rules from a payment to a U.S. holder is allowable as a credit against such holder’s U.S. federal income tax, which may entitle the U.S. holder to a refund, provided that the U.S. holder provides the required information to the IRS in a timely manner. Moreover, certain penalties may be imposed by the IRS on a U.S. holder who is required to furnish information but does not do so in the proper manner.

Information returns generally will be filed with the IRS in connection with the payment of dividends on the depositary shares to certain U.S. holders and certain payments of proceeds to certain U.S. holders on the sale or redemption of the depositary shares.

Medicare Tax. A U.S. holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% Medicare tax on the lesser of (1) the U.S. holder’s “net investment income” (or undistributed “net investment income” in the case of an estate or trust) for the taxable year and (2) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold amount (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A holder’s net investment income will generally include the holder’s dividend income and net gains from the disposition of depositary shares, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that is a passive activity with respect to the holder or consists of certain trading activities). If you are a U.S. holder who is an individual, estate, or trust, you are urged to consult your own tax advisor regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the depositary shares.

Non-U.S. Holders

The discussion in this section is addressed to non-U.S. holders of the depositary shares. For this purpose, a “non-U.S. holder” is a beneficial owner of depositary shares that is neither a U.S. holder nor a partnership for U.S. federal income tax purposes.

Dividends. A distribution made with respect to the depositary shares will constitute a dividend to the extent it is paid out of our current or accumulated earnings and profits. Generally, dividends paid to a non-U.S. holder with respect to the depositary shares will be subject to U.S. federal withholding tax at a rate of 30%, or such lower rate as may be specified by an applicable tax treaty (provided the non-U.S. holder furnishes the depositary with a properly completed IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable (or other applicable IRS Form W-8), certifying that such holder is eligible for treaty benefits), unless the dividends are effectively connected with a trade or business carried on by the non-U.S. holder within the United States and, if an applicable tax treaty so requires, are attributable to a permanent establishment or fixed base maintained by the non-U.S. holder within the United States (and the non-U.S. holder provides the depositary with a properly completed IRS Form W-8ECI). Dividends that are effectively connected with a non-U.S. holder’s trade or business within the United States (and, if an applicable tax treaty so requires, are attributable to a permanent establishment or fixed base maintained by the non-U.S. holder within the United States) generally will be subject to U.S. federal income tax on a net basis at applicable individual or corporate rates as if such non-U.S. holder were a U.S. holder and, in the case of a non-U.S. holder that is a corporation, may be subject to an additional “branch profits tax” at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

A non-U.S. holder eligible for a reduced rate of U.S. withholding tax pursuant to an applicable tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the IRS.

Dispositions and Redemptions. Subject to the discussion below, including under “Information reporting and backup withholding on non-U.S. holders” and “FATCA,” a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax on gain realized on the sale, exchange or other taxable disposition (including a redemption, if such redemption is not treated as a dividend, as described above under “U.S. Holders—Redemptions”) of the depositary shares so long as:

•	the gain is not effectively connected with a trade or business of the non-U.S. holder within the United States (or if an applicable tax treaty so requires, the gain is not attributable to a permanent establishment or fixed base maintained by such non-U.S. holder within the United States);

•	in the case of a nonresident alien individual, such non-U.S. holder is not present in the United States for 183 or more days in the taxable year of the sale or disposition (or else the gain may be subject to tax if certain other conditions are met); and

•	we have not been a “U.S. real property holding corporation” for U.S. federal income tax purposes during the shorter of the non-U.S. holder’s holding period or the five-year period ending on the date of disposition of the depositary shares, or certain other conditions are met. We do not believe that we currently are a U.S. real property holding corporation or that we will become one in the future.

Information reporting and backup withholding on non-U.S. holders. Payments of dividends and the tax withheld with respect thereto are subject to information reporting requirements. These information reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable tax treaty, or withholding was not required because the dividends were effectively connected with a trade or business in the United States conducted by the non-U.S. holder. Copies of the information returns reporting such dividends and withholding may also be made available by the IRS under the provisions of an applicable tax treaty or agreement to the taxing authorities in the country in which the non-U.S. holder resides. U.S. backup withholding generally will apply to payments of dividends to a non-U.S. holder unless such non-U.S. holder furnishes to the depositary an IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable (or other applicable IRS Form W-8), certifying as to its non-U.S. status, or such non-U.S. holder otherwise establishes an exemption. Payment by a U.S. office of a broker of the proceeds of the sale or redemption of the depositary shares is subject to both backup withholding and information reporting unless the non-U.S. holder, or beneficial owner thereof, as applicable, certifies that the holder is a non-U.S. holder on IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable (or other applicable IRS Form W-8), or otherwise establishes an exemption. Subject to certain limited exceptions, backup withholding and information reporting generally will not apply to the payment of proceeds from the sale of the depositary shares if such sale is effected through a foreign office of a broker.

FATCA. The Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act and Treasury Regulations promulgated thereunder, or “FATCA,” will impose a U.S. federal withholding tax of 30% on certain types of payments, including U.S.-source dividends and gross proceeds from the sale or other disposition of securities that can produce U.S.-source dividends made to (i) “foreign financial institutions,” unless they agree to collect and disclose to the IRS information regarding their direct and indirect U.S. account holders, or are otherwise eligible for an exemption, and (ii) certain non-financial foreign entities, unless they certify certain information regarding their direct and indirect U.S. owners, or are otherwise eligible for an exemption. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. The withholding obligations described above generally will apply to payments of U.S.-source dividends made with respect to the depositary shares and, on or after January 1, 2019, to payments of gross proceeds from a sale or other disposition of the depositary shares.

We will not pay any additional amounts to you with respect to any amounts withheld, including pursuant to FATCA. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes. Holders are urged to consult their tax advisors regarding FATCA and the application of these requirements to their investment in the depositary shares.

UNDERWRITING (CONFLICT OF INTEREST)

Morgan Stanley & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman, Sachs & Co., J.P. Morgan Securities LLC, KeyBanc Capital Markets Inc., UBS Securities LLC and Wells Fargo Securities, LLC are acting as representatives of each of the underwriters. Under the terms and subject to the conditions contained in an underwriting agreement, dated the date of this prospectus supplement, each of the underwriters has severally and not jointly agreed to purchase from us, and we have agreed to sell to that underwriter, the number of depositary shares listed next to its name in the following table:

Name	Number of Depository Shares
Morgan Stanley & Co. LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Goldman, Sachs & Co.
J.P. Morgan Securities LLC
KeyBanc Capital Markets Inc.
UBS Securities LLC
Wells Fargo Securities, LLC

Total

The underwriting agreement provides that the obligations of the underwriters to pay for and accept delivery of the depositary shares offered by this prospectus supplement and the accompanying prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part. The underwriters are obligated to take and pay for all of the depositary shares offered by this prospectus supplement and the accompanying prospectus, if any shares are taken. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed for a period from the date of this prospectus supplement through and including the date that is 30 days after the date hereof that we will not, without the prior written consent of the representatives, offer, sell, contract to sell, pledge, grant any option, right or warrant to purchase, make any short sale, announce the offering or otherwise transfer or dispose of any preferred securities issued or guaranteed by us or any of our securities that are substantially similar to the Series E Preferred Stock or the depositary shares, including any securities that are convertible into or exchangeable for, or that represent rights to receive, Series E Preferred Stock, depositary shares or substantially similar securities.

The underwriters propose to offer some of the depositary shares directly to the public at the public offering price set forth on the cover page of this prospectus supplement and may offer some of the depositary shares to dealers at the public offering price less a concession not to exceed $        per depositary share sold to retail investors and $        per depositary share sold to institutional investors. The underwriters may allow, and such dealers may reallow, a concession not in excess of $        per depositary share sold to retail investors. After the initial offering of the depositary shares to the public, the representatives may change the public offering price, concession and discount.

The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional depositary shares.

	No Exercise(1)	Full Exercise(2)
Per depositary share
Total

(1)	Reflects depositary shares sold to institutional investors, for which the underwriters received an underwriting discount of $ per depositary share, and depositary shares sold to retail investors, for which the underwriters received an underwriting discount of $ per depositary share.

(2)	Reflects the sale of the additional shares for which the underwriters would receive an underwriting discount of $ per depositary share.

The expenses of the offering, not including the underwriting discounts and commissions, are estimated to be approximately $        and are payable by us.

Prior to this offering, there has been no public market for the depositary shares. Application will be made to list the depositary shares on the NYSE under the symbol “KEY PrI.” If the application is approved, trading of the depositary shares is expected to commence on the NYSE within a 30-day period after the original issue date of the depositary shares. However, there is no guarantee that we will be able to list the depositary shares. Even if the depositary shares are listed, there may be little or no secondary market for the depositary shares. We have been advised by the underwriters that the underwriters intend to make a market in the depositary shares, but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of trading markets for the depositary shares.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement, to purchase up to an aggregate of                  additional depositary shares at the public offering price listed on the cover of this prospectus supplement, less underwriting discounts and commissions. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional depositary shares as the number listed next to the underwriter’s name in the table above bears to the total number of depositary shares listed next to the names of all underwriters in the table, and will sell such depositary shares at the same price (after taking into account any accrued and unpaid dividends) as the initially purchased depositary shares. The depositary shares (and the underlying shares of Series E Preferred Stock) issued pursuant to the exercise of the underwriters’ option, if any, will be issued on the date of delivery, which shall be specified by the underwriters in connection with their exercise of such option.

In order to facilitate the offering of the depositary shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the market price of the depositary shares. Specifically, the underwriters may sell more depositary shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of depositary shares available under the underwriters’ option to purchase additional depositary shares. The underwriters can close out a covered short sale by exercising the option to purchase additional depositary shares or by purchasing the depositary shares in the open market. In determining the source of the depositary shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of depositary shares compared to the price available under the underwriters’ option to purchase additional shares. The underwriters may also sell depositary shares in excess of their option to purchase additional shares, creating a naked short position. The underwriters must close out any naked short position by purchasing depositary shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the depositary shares in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, the depositary shares in the open market to stabilize the price of the depositary shares. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the depositary shares in this offering if the syndicate repurchases previously distributed depositary shares to cover syndicate short positions or to stabilize the price of the depositary shares. These activities may raise or maintain the market price of the depositary shares above independent market levels or prevent or retard a decline in the market price of the depositary shares. The underwriters are not required to engage in these activities and may end any of these activities at any time.

In general, purchases of a security for the purpose of stabilizing or reducing a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the depositary shares. In addition, neither we nor the underwriters make any representation that the underwriters will engage in such transactions or that such transactions will not be discontinued without notice, once they are commenced.

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectus supplements by electronic means, such as email.

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. If we are unable to provide this indemnification, we will contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and certain of their respective affiliates have performed banking, investment banking, custodial and advisory services for us and our affiliates, from time to time, for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

In the ordinary course of their various business activities, the underwriters and their respective affiliates have made or held, and may in the future make or hold, a broad array of investments including serving as counterparties to certain derivative and hedging arrangements, and may have actively traded, and, in the future may actively trade, debt and equity securities (or related derivative securities), and financial instruments (including bank loans) for their own account and for the accounts of their customers and may have in the past and at any time in the future hold long and short positions in such securities and instruments. Such investment and securities activities may have involved, and in the future may involve, our securities and instruments. Certain of the underwriters or their affiliates that have a lending relationship with us routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Certain of the underwriters or their affiliates may receive a portion of the net proceeds of this offering to the extent that they hold any of the Series C Preferred Stock that may be redeemed therewith. See “Use of Proceeds.”

Delivery of the Depositary Shares

We will make delivery of the depositary shares (other than depositary shares sold to the underwriters pursuant to the exercise of their option to purchase additional shares), against payment in same-day funds, on or about December        , 2016, which we expect will be the fifth business day following the pricing date of the depositary shares. Pursuant to Rule 15c6-1 promulgated under the Securities Exchange Act of 1934, as amended, U.S. purchasers are generally required to settle trades in the secondary market in three business days, unless they and the other parties to any such trade expressly agree otherwise. Accordingly, if you wish to trade in the depositary shares on the pricing date of the depositary shares or the next succeeding business day, because the depositary shares will initially settle in T+5, you will be required to specify an alternate settlement cycle at the time of your trade to prevent a failed settlement. Purchasers in other countries should consult with their own advisors. Depositary shares sold pursuant to the underwriters’ option to purchase additional depositary shares will be delivered on a date to be specified by the underwriters in connection with their exercise of such option.

Selling Restrictions

Canada

The depositary shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the depositary shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that it has not made and will not make an offer of depositary shares to the public in that Relevant Member State, except that it may make an offer of depositary shares under the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:

(a)	any qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer of depositary shares shall result in a requirement for the publication by KeyCorp of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of depositary shares to the public” in relation to any depositary shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the depositary shares to be offered so as to enable an investor to decide to purchase or subscribe the depositary shares, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State.

United Kingdom

In the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus

Directive) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/ or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Hong Kong

The depositary shares have not been offered or sold and may not be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent; or to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap.32) of Hong Kong. No document, invitation or advertisement relating to the depositary shares has been issued or may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance.

This prospectus supplement has not been reviewed or approved by any regulatory authorities, including the Securities and Future Commissions and the Companies Registry of Hong Kong and neither had it been registered with the Registrar of Companies in Hong Kong. Accordingly, this prospectus supplement may not be issued, circulated or distributed in Hong Kong, and the depositary shares may not be offered for subscription to members of the public in Hong Kong. Each person acquiring the securities will be required, and is deemed by the acquisition of the securities, to confirm that he is aware of the restriction on offers of the depositary shares described in this prospectus supplement and the relevant offering documents and that he is not acquiring, and has not been offered any depositary shares in circumstances that contravene any such restrictions.

Singapore

This prospectus supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the depositary shares may not be circulated or distributed, nor may the depositary shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person (as defined in Section 275(2) of the SFA), or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the depositary shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for six months after that corporation or that trust has acquired the depositary shares under Section

275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person as defined in Section 275(2) of the SFA, or (in the case of a corporation) where the transfer arises from an offer referred to in Section 275(1A) of the SFA or (in the case of a trust) where the transfer arises from an offer referred to in Section 276(4)(i)(B) of the SFA; (2) where no consideration is or will be given for the transfer; or (3) where the transfer is by operation of law.

Japan

The depositary shares have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended) (the “FIEA”) and disclosure under the FIEA has not been and will not be made with respect to the depositary shares. Accordingly, each underwriter has agreed that it will not offer or sell any depositary shares, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the FIEA and any other applicable laws, regulations and governmental guidelines of Japan.

Conflicts of Interest

Our affiliate, KeyBanc Capital Markets Inc., is a member of FINRA and is participating in the distribution of our depositary shares. The distribution arrangements for this offering comply with the requirements of FINRA Rule 5121, regarding a FINRA member firm’s participation in the distribution of securities of an affiliate. In accordance with FINRA Rule 5121, no FINRA member firm that has a conflict of interest under FINRA Rule 5121 may make sales in this offering to any discretionary account without the prior approval of the customer.

LEGAL MATTERS

Certain legal matters in connection with the offering of the Series E Preferred Stock and the depositary shares will be passed upon for us by Squire Patton Boggs (US) LLP. The underwriters have been represented by Jones Day.

EXPERTS

The consolidated financial statements of KeyCorp appearing in KeyCorp’s Annual Report on Form 10-K for the year ended December 31, 2015, and the effectiveness of KeyCorp’s internal control over financial reporting as of December 31, 2015 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

With respect to the unaudited consolidated interim financial information of KeyCorp for the three-month periods ended March 31, June 30 and September 30, 2016 and 2015, the six-month periods ended June 30, 2016 and 2015, and the nine-month periods ended September 30, 2016 and 2015, incorporated by reference in this prospectus supplement, Ernst & Young LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports dated May 5, 2016, August 5, 2016, and November 7, 2016, included in KeyCorp’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2016, June 30, 2016, and September 30, 2016, respectively, and incorporated by reference herein, state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Ernst & Young LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 (the “Act”) for their report on the unaudited interim financial information because that report is not a “report” or a “part” of the Registration Statement prepared or certified by Ernst & Young LLP within the meaning of Sections 7 and 11 of the Act.

The consolidated financial statements of First Niagara appearing in First Niagara’s Annual Report on Form 10-K for the year ended December 31, 2015, and the effectiveness of First Niagara’s internal control over financial reporting as of December 31, 2015, have been audited by KPMG LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s website at www.sec.gov. Copies of certain information filed by us with the SEC are also available on our website at www.statestreet.com. Our website is not a part of this prospectus supplement or the accompanying prospectus. You may also read and copy any document we file at the SEC’s public reference room, 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

The SEC allows us to “incorporate by reference” information we file with it, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is considered to be a part of this prospectus supplement and accompanying prospectus and information that we file later with the SEC will automatically update and supersede this information. In all cases, you should rely on the later information over different information included in this prospectus supplement and accompanying prospectus.

We incorporate by reference the documents listed below and all future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering, except to the extent that any information contained in such filings is deemed “furnished” in accordance with SEC rules:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2015;

•	the portions of our Definitive Proxy Statement on Schedule 14A filed on April 6, 2016 that are incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 2015;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2016, June 30, 2016 and September 30, 2016;

•	the audited consolidated financial statements of First Niagara as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013, as included in Item 8 of Part II of First Niagara’s Annual Report on Form 10-K, as well as the accompanying notes, as filed with the SEC on February 10, 2016 (File No. 001-35390);

•	the unaudited consolidated financial statements of First Niagara, as included in Item 1 of Part I of First Niagara’s Quarterly Report on Form 10-Q, as well as the accompanying notes, as filed with the SEC on April 29, 2016 (File No. 001-35390); and

•	our Current Reports on Form 8-K or Form 8-K/A filed on January 21, 2016 (excluding that information designated in such Current Report as furnished and not filed), March 9, 2016, March 10, 2016, March 23, 2016, April 21, 2016 (excluding that information designated in such Current Report as furnished and not filed), April 22, 2016 (as amended by the Registrant’s Form 8-K/A filed on July 14, 2016), April 28, 2016, May 20, 2016, June 29, 2016, July 12, 2016, July 14, 2016, July 26, 2016 (excluding that information designated in such Current Report as furnished and not filed), July 29, 2016, August 1, 2016, August 16, 2016, September 6, 2016, September 9, 2016, October 25, 2016 (excluding that information designated in such Current Report as furnished and not filed) and December 5, 2016.

You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

KeyCorp

127 Public Square

Cleveland, Ohio 44114

Attention: Paul N. Harris, Secretary

(216) 689-3000

PROSPECTUS

Debt Securities

Preferred Stock

Depositary Shares

Common Shares

Warrants

Units

The securities of each class may be offered and sold by us and/or may be offered and sold, from time to time, by one or more selling securityholders to be identified in the future. We will provide the specific terms of these securities in supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest in the securities described in the applicable prospectus supplement. This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement and any applicable pricing supplement.

These securities will be our equity securities or unsecured obligations and will not be savings accounts, deposits or other obligations of any of our bank or nonbank subsidiaries and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

This prospectus, together with the relevant pricing supplement, if any, prospectus supplement and prospectus describing the terms of the specific securities being offered and sold, may be used by our affiliates, including KeyBanc Capital Markets, in connection with offers and sales of such securities referred to above. These affiliates may act as principal or agent in such transactions. Such sales will be made at prices related to prevailing market prices at the time of sale. We will not receive any of the proceeds of such sales. Our affiliates, including KeyBanc Capital Markets, do not have any obligation to make a market in the above referenced securities, and may discontinue their market-making activities at any time without notice, in their sole discretion.

KeyBanc Capital Markets is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and may participate in distributions of the securities referred to above. Accordingly, the participation of such entity in the offerings of such securities will conform to the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in FINRA Rule 5121.

Our common shares are listed on the New York Stock Exchange under the symbol “KEY.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus is dated June 10, 2014.

-i-

The words “Key,” “Company,” “we,” “our,” “ours” and “us” as used herein refer to KeyCorp and its subsidiaries, unless otherwise stated.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the U.S. Securities and Exchange Commission (the “SEC”). You may read and copy any document we file at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. In addition, our SEC filings are available to the public at the SEC’s Internet site at http://www.sec.gov and through the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

In this prospectus, as permitted by law, we “incorporate by reference” information from other documents that we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus and should be read with the same care. When we update the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this prospectus is considered to be automatically updated and superseded. In other words, in case of a conflict or inconsistency between information contained in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later.

We incorporate by reference the documents listed below and any documents we file with the SEC in the future under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until we or any underwriters sell all of the securities:

•	Annual Report on Form 10-K for the year ended December 31, 2013.

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2014.

•	Current Reports on Form 8-K filed on January 16, 2014, March 26, 2014, April 9, 2014 and May 7, 2014 and May 23, 2014.

Unless stated otherwise in the applicable reports, information furnished under Item 2.02 or 7.01 of our Current Reports on Form 8-K is not incorporated by reference.

You may request a copy of any of these filings, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing to or telephoning us at the following address:

KeyCorp

127 Public Square

Cleveland, Ohio 44114-1306

Attention: Investor Relations

(216) 689-4221

CONSOLIDATED EARNINGS RATIOS

The following table shows our consolidated ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends for each of the years in the five-year period ended December 31, 2013, and for each of the three-month periods ended March 31, 2014 and 2013.

For the purpose of calculating the ratio of earnings to combined fixed charges and preferred stock dividends, we divided consolidated income, before income taxes and the cumulative effect of accounting changes, plus fixed charges by fixed charges. Fixed charges consist of:

•	consolidated interest expense, excluding or including interest on deposits, as the case may be; and

•	that portion of rental expense that is deemed representative of the interest factor, net of income from subleases.

	Three Months Ended March 31,		Year ended December 31,
	2014	2013	2013	2012	2011	2010	2009
Ratios of earnings to fixed charges
Excluding deposit interest	9.46	7.30	8.41	6.33	6.32	4.13	(6.39)
Including deposit interest	5.65	4.08	4.66	3.33	3.07	1.83	(.62)
Ratios of earnings to combined fixed charges and preferred stock dividends
Excluding deposit interest	8.20	6.54	7.32	5.70	4.41	2.47	(3.30)
Including deposit interest	5.21	3.86	4.34	3.18	2.63	1.56	(.51)

VALIDITY OF SECURITIES

The validity of the securities will be passed upon for us by Squire Patton Boggs (US) LLP, Cleveland, Ohio, or by counsel identified in the applicable prospectus supplement. If the securities are being distributed in an underwritten offering, the validity of the securities will be passed upon for the underwriters by counsel identified in the applicable prospectus supplement.

EXPERTS

The consolidated financial statements of KeyCorp appearing in KeyCorp’s Annual Report on Form 10-K for the year ended December 31, 2013, and the effectiveness of KeyCorp’s internal control over financial reporting as of December 31, 2013, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and KeyCorp’s management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2013 are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information of KeyCorp for the three-month periods ended March 31, 2014 and March 31, 2013, incorporated by reference herein, Ernst & Young LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated April 30, 2014, included in KeyCorp’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, and incorporated by reference herein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Ernst & Young LLP is not subject to the liability provisions of

Section 11 of the Securities Act of 1933 (the “Act”) for their report on the unaudited interim financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by Ernst & Young LLP within the meanings of Sections 7 and 11 of the Act.

             Depositary Shares

Each Representing a 1/40th Ownership Interest

in a Share of

Fixed-to-Floating Rate Perpetual Non-Cumulative Preferred Stock, Series E

PROSPECTUS SUPPLEMENT

(To Prospectus dated June 10, 2014)

Joint Book-Running Managers

Morgan Stanley

BofA Merrill Lynch

Goldman, Sachs & Co.

J.P. Morgan

KeyBanc Capital Markets

UBS Investment Bank

Wells Fargo Securities

                    , 2016